We have various available updates. Some of these are slightly new, whereas most updates have already been announced. On January 5th, 2024, a 409A valuation has been conducted under the name Stark Drones Corporation to be able to potentially issue stock options or employee benefits in 2024. This report was conducted by the Aranca accounting firm. Part of the funds raised metrics also include IP capital disbursements or time, which we believe is discounted heavily.

Currently, we are also still, pending B Corp registration review as a consideration.

Other important material information include:

- Updated share disbursements and the recent amended articles of incorporation amendment.
- Trevor Miller of BITBADGES, INC. now owns 60,000 of RIEMANN COMPUTING, INC. as stock options valued at $0.79 per share based on the current equity valuation (as per the Regulation Crowdfunding campaign live now). The stock has a 1-year timeline in which Trevor, or his potential inheritors, cannot sell it. This was granted to him as in kind, not capital-based, because of his work or as a performance bonus from what has so far been derived from BitBadges Inc. as a partially owned entity.
- Audited financials in the form C-AR have been slightly revised.
- The portfolio website is available at https://starkdrones.org, the corporate website is available at https://riecomp.com and the product site is available at https://starkcom.io.
- The Stark Drones Corporation has been formerly rebranding as Riemann Computing Inc. to shift the focus to computing. Riemann is in honor of the Riemann Hypothesis and the Riemann Zeta function, a core piece of the US granted patent, (and pending in China) Data Compression Method used by our entity.
- Riemann Computing Inc.'s patent for its computing module has been granted an allowance. Riemann Computing Inc. has also developed new IP holdings recently, including copyrights and/or trademarks.
- Riemann Computing Inc. has filed a provisional patent application for an EEG analysis and prognosis method in April.
- The name registrations STARKCOM GLOBAL - JAMAICA LIMITED and FilmClout Funding Portal have been added to Riemann Computing Inc.'s holdings portfolio.
- Riemann Computing Inc. has found a potentially significant IP infringement of one of its patents (well past a single claim). A cease-and-desist letter has been sent to one of the core violators, and the potential of a lawsuit filing could be imminent. The scope of limitation on whether there will be a court filing, whether we will sue the infringers, the nature of infringement, the related patent, or the infringers' identity, is something that is of limited notice on what can be said at the moment, especially when a potential legal filing and proceeding is yet to be done and yet to enter the public domain.
- Riemann Computing Inc. does sponsor and oversee the development of CloutContracts, however, CloutContracts and the related holdings are not a part of Riemann Computing Inc. The CloutContracts Dashboard on Dune has had a recent update, and there could be few potentially expected software development works.
- BitBadges Inc. have made development strides.
- The Moonshot Academy course is still being investigated for development.
- The Decentralized University website (under BitBadges Inc.) has had some recent page changes.
- The Stark Global Initiative is pending registration as a charitable trust in the state of Michigan.

- The Stark Global Initiative can be potentially registered with the United Nations (UN) as an international organization. This is yet to be deposited or given an accession. There is also no assumed endorsement by the UN and any mention or logo usage is of fair use in relation to the UN.
- The Stark Global Initiative under the IRS has been granted 170(b)1(A)(vi) under 501c(3), and its EIN is 92-2644104. Again, this is the philanthropic and charity branch of Riemann Computing Inc.
- Andrew Magdy Kamal, or Andrew Magdy Kamal Nassief, the founder of Riemann Computing Inc., (because of the Stark Publishing Group) is trying to do more research recently, as well as some scholarly work along with seeking past references and endorsements.

On a separate note, the research work of Andrew Magdy Kamal has been cited by many entities. This is including diplomats, innovators, researchers and doctors from the NATO Science for Peace and Security Series, RedHat (an IBM subsidiary), IEEE's Third Annual ICISC Conference, Carleton University, Wenzhou University, Zhejiang Normal University, University of Basrah, National Academy of Internal Affairs in Kyiv, the NHS, and the James Cook Hospital.

As always, none of the above represents investment, financial, legal, or accounting advice. All information is provided on an as-is basis. Please do your own due diligence.



LARA Corporations Online Filing System

Department of Licensing and Regulatory Affairs

Form Revision Date 07/2016

ARTICLES OF INCORPORATION

For use by DOMESTIC PROFIT CORPORATION

Pursuant to the provisions of Act 284, Public Acts of 1972, the undersigned executes the following Articles:

ARTICLE I

The name of the corporation is:

STARK DRONES CORPORATION

ARTICLE II

Unless the articles of incorporation otherwise provide, all corporations formed pursuant to 1972 PA 284 have the purpose of engaging in any activity within the purposes for which corporations may be formed under the Business Corporation Act. You may provide a more specific purpose:

ARTICLE III

1. State the total authorized shares of each class of stock that the corporation is authorized to issue. All corporations must authorize stock.* If there is more than one class or series of shares, state the relative rights, preferences and limitations of the shares of each class in Article III(2).

Class of Stock	Total authorized number of shares
COMMON	50,000

ARTICLE IV

The street address of the registered office of the corporation and the name of the resident agent at the registered office (P.O. Boxes are not acceptable):

1. Agent Name: LEGALINC CORPORATE SERVICES INC.
2. Street Address: 13854 LAKESIDE CIRCLE
   Apt/Suite/Other: 2ND FLOOR #311
   City: STERLING HEIGHTS
   State: MI Zip Code: 48313

3. Registered Office Mailing Address:
   P.O. Box or Street Address: 13854 LAKESIDE CIRCLE
   Apt/Suite/Other: 2ND FLOOR #311
   City: STERLING HEIGHTS
   State: MI Zip Code: 48313

ARTICLE V

The name(s) and address(es) of the incorporator(s) is (are) as follows:

Name	Residence or Business Address

MARSHA SIHA	17350 STATE HWY 249 #220 HOUSTON, TX 77064 USA

Signed this 9th Day of February, 2018 by the incorporator(s).

Signature	Title	Title if "Other" was selected
MARSHA SIHA	Incorporator	

By selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify that to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

○ Decline   ◉ Accept

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the ARTICLES OF INCORPORATION

for

STARK DRONES CORPORATION

ID Number: 802160668

received by electronic transmission on February 09, 2018 ***, is hereby endorsed.***

Filed on February 23, 2018 ***, by the Administrator.***

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



LICENSING AND REGULATORY AFFAIRS
E PLURIBUS UNUM
TUEBOR
SI QUÆRIS PENINSULAM AMŒNAM
CIRCUMSPICE
Corporations, Securities & Commercial Licensing Bureau

In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, *in the City of Lansing, this 23rd day of February, 2018.*

Julia Dale

Julia Dale, Director

Corporations, Securities & Commercial Licensing Bureau



Filed by Corporations Division Administrator Filing Number: 220284040260 Date: 07/09/2020

LARA Corporations Online Filing System
Department of Licensing and Regulatory Affairs

Form Revision Date 07/2016

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

For use by DOMESTIC PROFIT CORPORATION

Pursuant to the provisions of Act 284, Public Acts of 1972,the undersigned corporation executes the following Certificate:

The identification number assigned by the Bureau is: 802160668

The name of the corporation is: STARK DRONES CORPORATION

The Articles of Incorporation is hereby amended to read as follows:

ARTICLE III

1. State the total authorized shares of each class of stock that the corporation is authorized to issue. All corporations must authorize stock.* If there is more than one class or series of shares, state the relative rights, preferences and limitations of the shares of each class in Article III(2).

Class of Stock	Total authorized number of shares
COMMON	3,000,000

2. The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on: 06/12/2020 by the

written consent of all the shareholders entitled to vote in accordance with Section 407(2) of the Act.

This document must be signed by an authorized officer or agent:

Signed this 26th Day of June, 2020 by:

Signature	Title	Title if "Other" was selected
ANDREW KAMAL	President	

By selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify that to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

○ Decline ◉ Accept

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the   CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION
for

STARK DRONES CORPORATION

ID Number: 802160668

received by electronic transmission on   June 26, 2020   **, is hereby endorsed.**

Filed on   July 09, 2020   **, by the Administrator.**

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 9th day of July, 2020.

Linda Clegg, Interim Director
Corporations, Securities & Commercial Licensing Bureau

LARA Corporations Online Filing System
Department of Licensing and Regulatory Affairs

Form Revision Date 07/2016

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION
For use by DOMESTIC PROFIT CORPORATION

Pursuant to the provisions of Act 284, Public Acts of 1972,the undersigned corporation executes the following Certificate:

The identification number assigned by the Bureau is:	802160668
The name of the corporation is:	STARK DRONES CORPORATION

The Articles of Incorporation is hereby amended to read as follows:

Article IV

The street address of the registered office of the corporation and the name of the resident agent at the registered office (P.O. Boxes are not acceptable):

1. Agent Name: LEGALINC CORPORATE SERVICES INC.

2. Street Address: 801 W. BIG BEAVER ROAD

   Apt/Suite/Other: SUITE 300 - MB #038

   City: TROY

   State: MI   Zip Code: 48084

3. Registered Office Mailing Address:

   P.O. Box or Street Address: 336 W. FIRST STREET

   Apt/Suite/Other: SUITE 113

   City: FLINT

   State: MI   Zip Code: 48502

Use the space below for additional Articles or for continuation of previous Articles. Please identify any Article being continued or added.

ARTICLE VI

STARK DRONES CORPORATION NOW HAS A NEW ADDRESS AT:
801 W. BIG BEAVER ROAD
SUITE 300 - MB #038
TROY, MI
48084

2. The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on: 05/03/2023   by the

shareholders at a meeting in accordance with Section 611(3) of the Act.

This document must be signed by an authorized officer or agent:

Signed this 11th Day of May, 2023 by:

Signature	Title	Title if "Other" was selected
Andrew Magdy Kamal	President	

By selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify that to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

 Decline    Accept

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

for

STARK DRONES CORPORATION

ID Number: 802160668

received by electronic transmission on May 11, 2023 ***, is hereby endorsed.***

Filed on May 11, 2023 ***, by the Administrator.***

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, *in the City of Lansing, this 11th day of May, 2023.*

Linda Clegg

Linda Clegg, Director

Corporations, Securities & Commercial Licensing Bureau



Form Revision Date 07/2016

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION
For use by DOMESTIC PROFIT CORPORATION

Pursuant to the provisions of Act 284, Public Acts of 1972,the undersigned corporation executes the following Certificate:

The identification number assigned by the Bureau is:	802160668
The name of the corporation is:	STARK DRONES CORPORATION

The Articles of Incorporation is hereby amended to read as follows:

ARTICLE III

1. State the total authorized shares of each class of stock that the corporation is authorized to issue. All corporations must authorize stock.* If there is more than one class or series of shares, state the relative rights, preferences and limitations of the shares of each class in Article III(2).

Class of Stock	Total authorized number of shares
COMMON	30,000,000
PREFERRED	7,500,000

2. A statement of all or any of the relative rights, preferences and limitations of the shares of each class is as follows:

COMMON SHARES COME WITH VOTER RIGHTS AND ALLOWS THE HOLDER THE OPPORTUNITY TO VOTE A SINGLE VOTE PER SHARE OWNED IN RELATION TO MAJOR DECISIONS BY MANAGEMENT AND ELECTING BOARD MEMBERS. PREFERRED STOCK DOESN'T COME WITH VOTER RIGHTS. PREFERRED STOCK SHAREHOLDERS HAVE PREFERENCE FOR FIRST RIGHTS TO BEING PAID DIVIDENDS IF THE COMPANY IS TO ISSUE DIVIDENDS. FOR ANY ASSET DISTRIBUTION AGREED BY THE BOARD TO BE PAID OUT TO SHAREHOLDERS, THE PREFERRED STOCK SHAREHOLDERS SHOULD BE PAID FIRST PRIOR TO COMMON STOCK SHAREHOLDERS.

2. The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on: 06/15/2023   by the

written consent of all the shareholders entitled to vote in accordance with Section 407(2) of the Act.

This document must be signed by an authorized officer or agent:

Signed this 16th Day of June, 2023 by:

Signature	Title	Title if "Other" was selected
Andrew Magdy Kamal	President	

By selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify that to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

○ Decline   ◉ Accept

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

for

STARK DRONES CORPORATION

ID Number: 802160668

received by electronic transmission on June 16, 2023 ***, is hereby endorsed.***

Filed on June 20, 2023 ***, by the Administrator.***

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



LICENSING AND REGULATORY AFFAIRS
Corporations, Securities & Commercial Licensing Bureau

In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, *in the City of Lansing, this 20th day of June, 2023.*

Linda Clegg

Linda Clegg, Director

Corporations, Securities & Commercial Licensing Bureau



Form Revision Date 07/2016

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION
For use by DOMESTIC PROFIT CORPORATION

Pursuant to the provisions of Act 284, Public Acts of 1972,the undersigned corporation executes the following Certificate:

The identification number assigned by the Bureau is:	802160668
The name of the corporation is:	STARK DRONES CORPORATION

The Articles of Incorporation is hereby amended to read as follows:

ARTICLE III

1. State the total authorized shares of each class of stock that the corporation is authorized to issue. All corporations must authorize stock.* If there is more than one class or series of shares, state the relative rights, preferences and limitations of the shares of each class in Article III(2).

Class of Stock	Total authorized number of shares
COMMON	30,000,000
PREFERRED	7,500,000
COMMON	1,472,728

2. A statement of all or any of the relative rights, preferences and limitations of the shares of each class is as follows:

COMMON SHARES COME WITH VOTER RIGHTS AND ALLOWS THE HOLDER THE OPPORTUNITY TO VOTE A SINGLE VOTE PER SHARE OWNED IN RELATION TO MAJOR DECISIONS BY MANAGEMENT AND ELECTING BOARD MEMBERS. PREFERRED STOCK DOESN'T COME WITH VOTER RIGHTS. PREFERRED STOCK SHAREHOLDERS HAVE PREFERENCE FOR FIRST RIGHTS TO BEING PAID DIVIDENDS IF THE COMPANY IS TO ISSUE DIVIDENDS. FOR ANY ASSET DISTRIBUTION AGREED BY THE BOARD TO BE PAID OUT TO SHAREHOLDERS. THE PREFERRED STOCK SHAREHOLDERS SHOULD BE PAID FIRST PRIOR TO COMMON STOCK SHAREHOLDERS. ARTICLE III(2) 1472728 COMMON SHARES HAVE BEEN RESERVED FOR A REGULATORY EQUITY CROWDFUNDING OFFERING. THEY ARE OUTSIDE THE FOUNDER POOL OF SHARES. THEY HAVE THE SAME RIGHTS AS ANY OTHER COMMON SHARES.

2. The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on: 08/01/2023 by the

shareholders at a meeting in accordance with Section 611(3) of the Act.

This document must be signed by an authorized officer or agent:

Signed this 15th Day of August, 2023 by:

Signature	Title	Title if "Other" was selected
Andrew Magdy Kamal	President	

By selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify that to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

○ Decline   ◉ Accept

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the   CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

for

STARK DRONES CORPORATION

ID Number: 802160668

received by electronic transmission on   August 15, 2023   **, is hereby endorsed.**

Filed on   August 15, 2023   **, by the Administrator.**

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 15th day of August, 2023.

Linda Clegg, Director
Corporations, Securities & Commercial Licensing Bureau



Form Revision Date 07/2016

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION
For use by DOMESTIC PROFIT CORPORATION

Pursuant to the provisions of Act 284, Public Acts of 1972,the undersigned corporation executes the following Certificate:

The identification number assigned by the Bureau is:

802160668

The name of the corporation is:

STARK DRONES CORPORATION

The Articles of Incorporation is hereby amended to read as follows:

Article I

The name of the corporation as amended, is:

RIEMANN COMPUTING INC.

ARTICLE II

The purpose or purposes for which the corporation is formed are:

STARK DRONES CORPORATION, amended as RIEMANN COMPUTING INC. is a holdings company primarily centered around technologies that disrupt infrastructure and telemetry. They are involved in computing paradigms, engineering consulting, aeronautical development, blockchain, the educational space, e-learning, and distributed systems. Our technologies target multiple industries from MedTech to potentially building self-sustaining societies and smart cities. Our motto is that human free will outweighs great deception, and technology should be pro-humanity. RIEMANN COMPUTING INC. aims to promote ethical technology over hedonism. We are a think tank of think tanks.

2. The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on: 03/29/2024   by the

shareholders at a meeting in accordance with Section 611(3) of the Act.

This document must be signed by an authorized officer or agent:

Signed this 29th Day of March, 2024 by:

Signature	Title	Title if "Other" was selected
Andrew Magdy Kamal	President	

By selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify that to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

○ Decline   ⦿ Accept

Filed by Corporations Division Administrator   Filing Number: 224805952630   Date: 03/29/2024

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

for

RIEMANN COMPUTING INC.

ID Number: 802160668

received by electronic transmission on March 29, 2024 ***, is hereby endorsed.***

Filed on March 29, 2024 ***, by the Administrator.***

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, *in the City of Lansing, this 29th day of March, 2024.*

Linda Clegg, Director

Corporations, Securities & Commercial Licensing Bureau

LARA Corporations Online Filing System
Department of Licensing and Regulatory Affairs

Form Revision Date 07/2016

ARTICLES OF INCORPORATION
For use by DOMESTIC PROFIT CORPORATION

Pursuant to the provisions of Act 284, Public Acts of 1972, the undersigned executes the following Articles:

ARTICLE I

The name of the corporation is:

STARK DRONES CORPORATION

ARTICLE II

Unless the articles of incorporation otherwise provide, all corporations formed pursuant to 1972 PA 284 have the purpose of engaging in any activity within the purposes for which corporations may be formed under the Business Corporation Act. You may provide a more specific purpose:

ARTICLE III

1. State the total authorized shares of each class of stock that the corporation is authorized to issue. All corporations must authorize stock.* If there is more than one class or series of shares, state the relative rights, preferences and limitations of the shares of each class in Article III(2).

Class of Stock	Total authorized number of shares
COMMON	50,000

ARTICLE IV

The street address of the registered office of the corporation and the name of the resident agent at the registered office (P.O. Boxes are not acceptable):

1. Agent Name: LEGALINC CORPORATE SERVICES INC.

2. Street Address: 13854 LAKESIDE CIRCLE
   Apt/Suite/Other: 2ND FLOOR #311
   City: STERLING HEIGHTS
   State: MI   Zip Code: 48313

3. Registered Office Mailing Address:
   P.O. Box or Street Address: 13854 LAKESIDE CIRCLE
   Apt/Suite/Other: 2ND FLOOR #311
   City: STERLING HEIGHTS
   State: MI   Zip Code: 48313

ARTICLE V

The name(s) and address(es) of the incorporator(s) is (are) as follows:

Name	Residence or Business Address

MARSHA SIHA	17350 STATE HWY 249 #220 HOUSTON, TX 77064 USA

Signed this 9th Day of February, 2018 by the incorporator(s).

Signature	Title	Title if "Other" was selected
MARSHA SIHA	Incorporator	

By selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify that to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

○ Decline   ◉ Accept

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the   ARTICLES OF INCORPORATION

for

STARK DRONES CORPORATION

ID Number: 802160668

received by electronic transmission on   February 09, 2018   **, is hereby endorsed.**

Filed on   February 23, 2018   **, by the Administrator.**

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 23rd day of February, 2018.

Julia Dale, Director
Corporations, Securities & Commercial Licensing Bureau



Form Revision Date 07/2016

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION
For use by DOMESTIC PROFIT CORPORATION

Pursuant to the provisions of Act 284, Public Acts of 1972,the undersigned corporation executes the following Certificate:

The identification number assigned by the Bureau is:

802160668

The name of the corporation is:

STARK DRONES CORPORATION

The Articles of Incorporation is hereby amended to read as follows:

ARTICLE III

1. State the total authorized shares of each class of stock that the corporation is authorized to issue. All corporations must authorize stock.* If there is more than one class or series of shares, state the relative rights, preferences and limitations of the shares of each class in Article III(2).

Class of Stock	Total authorized number of shares
COMMON	3,000,000

2. The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on: 06/12/2020   by the

written consent of all the shareholders entitled to vote in accordance with Section 407(2) of the Act.

This document must be signed by an authorized officer or agent:

Signed this 26th Day of June, 2020 by:

Signature	Title	Title if "Other" was selected
ANDREW KAMAL	President	

By selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify that to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

○ Decline   ◉ Accept

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the   CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

for

STARK DRONES CORPORATION

ID Number: 802160668

received by electronic transmission on   June 26, 2020   **, is hereby endorsed.**

Filed on   July 09, 2020   **, by the Administrator.**

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 9th day of July, 2020.

Linda Clegg

Linda Clegg, Interim Director
Corporations, Securities & Commercial Licensing Bureau

LARA Corporations Online Filing System
Department of Licensing and Regulatory Affairs

Form Revision Date 07/2016

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

For use by DOMESTIC PROFIT CORPORATION

Pursuant to the provisions of Act 284, Public Acts of 1972,the undersigned corporation executes the following Certificate:

The identification number assigned by the Bureau is: | 802160668

The name of the corporation is: | STARK DRONES CORPORATION

The Articles of Incorporation is hereby amended to read as follows:

Article IV

The street address of the registered office of the corporation and the name of the resident agent at the registered office (P.O. Boxes are not acceptable):

1. Agent Name: LEGALINC CORPORATE SERVICES INC.

2. Street Address: 801 W. BIG BEAVER ROAD

   Apt/Suite/Other: SUITE 300 - MB #038

   City: TROY

   State: MI   Zip Code: 48084

3. Registered Office Mailing Address:

   P.O. Box or Street Address: 336 W. FIRST STREET

   Apt/Suite/Other: SUITE 113

   City: FLINT

   State: MI   Zip Code: 48502

Use the space below for additional Articles or for continuation of previous Articles. Please identify any Article being continued or added.

ARTICLE VI

STARK DRONES CORPORATION NOW HAS A NEW ADDRESS AT:
801 W. BIG BEAVER ROAD
SUITE 300 - MB #038
TROY, MI
48084

2. The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on: 05/03/2023   by the

shareholders at a meeting in accordance with Section 611(3) of the Act.

This document must be signed by an authorized officer or agent:

Signed this 11th Day of May, 2023 by:

Signature	Title	Title if "Other" was selected
Andrew Magdy Kamal	President	

 Decline    Accept

Filed by Corporations Division Administrator Filing Number: 223686441350 Date: 05/11/2023

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

for

STARK DRONES CORPORATION

ID Number: 802160668

received by electronic transmission on May 11, 2023 ***, is hereby endorsed.***

Filed on May 11, 2023 ***, by the Administrator.***

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



LICENSING AND REGULATORY AFFAIRS
Corporations, Securities & Commercial Licensing Bureau

In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department,
in the City of Lansing, this 11th day of May, 2023.

Linda Clegg

Linda Clegg, Director

Corporations, Securities & Commercial Licensing Bureau



LARA Corporations Online Filing System
Department of Licensing and Regulatory Affairs

Form Revision Date 07/2016

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

For use by DOMESTIC PROFIT CORPORATION

Pursuant to the provisions of Act 284, Public Acts of 1972,the undersigned corporation executes the following Certificate:

The identification number assigned by the Bureau is: 802160668

The name of the corporation is: STARK DRONES CORPORATION

The Articles of Incorporation is hereby amended to read as follows:

ARTICLE III

1. State the total authorized shares of each class of stock that the corporation is authorized to issue. All corporations must authorize stock.* If there is more than one class or series of shares, state the relative rights, preferences and limitations of the shares of each class in Article III(2).

Class of Stock	Total authorized number of shares
COMMON	30,000,000
PREFERRED	7,500,000

2. A statement of all or any of the relative rights, preferences and limitations of the shares of each class is as follows:

COMMON SHARES COME WITH VOTER RIGHTS AND ALLOWS THE HOLDER THE OPPORTUNITY TO VOTE A SINGLE VOTE PER SHARE OWNED IN RELATION TO MAJOR DECISIONS BY MANAGEMENT AND ELECTING BOARD MEMBERS. PREFERRED STOCK DOESN'T COME WITH VOTER RIGHTS. PREFERRED STOCK SHAREHOLDERS HAVE PREFERENCE FOR FIRST RIGHTS TO BEING PAID DIVIDENDS IF THE COMPANY IS TO ISSUE DIVIDENDS. FOR ANY ASSET DISTRIBUTION AGREED BY THE BOARD TO BE PAID OUT TO SHAREHOLDERS, THE PREFERRED STOCK SHAREHOLDERS SHOULD BE PAID FIRST PRIOR TO COMMON STOCK SHAREHOLDERS.

2. The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on: 06/15/2023 by the

written consent of all the shareholders entitled to vote in accordance with Section 407(2) of the Act.

This document must be signed by an authorized officer or agent:

Signed this 16th Day of June, 2023 by:

Signature	Title	Title if "Other" was selected
Andrew Magdy Kamal	President	

By selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify that to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

○ Decline ◉ Accept

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the   CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

for

STARK DRONES CORPORATION

ID Number: 802160668

received by electronic transmission on   June 16, 2023   *, is hereby endorsed.*

Filed on   June 20, 2023   *, by the Administrator.*

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 20th day of June, 2023.

Linda Clegg, Director
Corporations, Securities & Commercial Licensing Bureau



Form Revision Date 07/2016

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION
For use by DOMESTIC PROFIT CORPORATION

Pursuant to the provisions of Act 284, Public Acts of 1972,the undersigned corporation executes the following Certificate:

The identification number assigned by the Bureau is:

802160668

The name of the corporation is:

STARK DRONES CORPORATION

The Articles of Incorporation is hereby amended to read as follows:

ARTICLE III

1. State the total authorized shares of each class of stock that the corporation is authorized to issue. All corporations must authorize stock.* If there is more than one class or series of shares, state the relative rights, preferences and limitations of the shares of each class in Article III(2).

Class of Stock	Total authorized number of shares
COMMON	30,000,000
PREFERRED	7,500,000
COMMON	1,472,728

2. A statement of all or any of the relative rights, preferences and limitations of the shares of each class is as follows:

COMMON SHARES COME WITH VOTER RIGHTS AND ALLOWS THE HOLDER THE OPPORTUNITY TO VOTE A SINGLE VOTE PER SHARE OWNED IN RELATION TO MAJOR DECISIONS BY MANAGEMENT AND ELECTING BOARD MEMBERS. PREFERRED STOCK DOESN'T COME WITH VOTER RIGHTS. PREFERRED STOCK SHAREHOLDERS HAVE PREFERENCE FOR FIRST RIGHTS TO BEING PAID DIVIDENDS IF THE COMPANY IS TO ISSUE DIVIDENDS. FOR ANY ASSET DISTRIBUTION AGREED BY THE BOARD TO BE PAID OUT TO SHAREHOLDERS. THE PREFERRED STOCK SHAREHOLDERS SHOULD BE PAID FIRST PRIOR TO COMMON STOCK SHAREHOLDERS. ARTICLE III(2) 1472728 COMMON SHARES HAVE BEEN RESERVED FOR A REGULATORY EQUITY CROWDFUNDING OFFERING. THEY ARE OUTSIDE THE FOUNDER POOL OF SHARES. THEY HAVE THE SAME RIGHTS AS ANY OTHER COMMON SHARES.

2. The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on: 08/01/2023   by the

shareholders at a meeting in accordance with Section 611(3) of the Act.

This document must be signed by an authorized officer or agent:

Signed this 15th Day of August, 2023 by:

Signature	Title	Title if "Other" was selected
Andrew Magdy Kamal	President	

By selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify that to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

○ Decline   ◉ Accept

Filed by Corporations Division Administrator Filing Number: 223707579000 Date: 08/15/2023

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

for

STARK DRONES CORPORATION

ID Number: 802160668

received by electronic transmission on August 15, 2023 ***, is hereby endorsed.***

Filed on August 15, 2023 ***, by the Administrator.***

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department,
in the City of Lansing, this 15th day of August, 2023.

Linda Clegg, Director

Corporations, Securities & Commercial Licensing Bureau



Form Revision Date 07/2016

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION
For use by DOMESTIC PROFIT CORPORATION

Pursuant to the provisions of Act 284, Public Acts of 1972,the undersigned corporation executes the following Certificate:

The identification number assigned by the Bureau is:	802160668
The name of the corporation is:	STARK DRONES CORPORATION

The Articles of Incorporation is hereby amended to read as follows:

Article I

The name of the corporation as amended, is:

RIEMANN COMPUTING INC.

ARTICLE II

The purpose or purposes for which the corporation is formed are:

STARK DRONES CORPORATION, amended as RIEMANN COMPUTING INC. is a holdings company primarily centered around technologies that disrupt infrastructure and telemetry. They are involved in computing paradigms, engineering consulting, aeronautical development, blockchain, the educational space, e-learning, and distributed systems. Our technologies target multiple industries from MedTech to potentially building self-sustaining societies and smart cities. Our motto is that human free will outweighs great deception, and technology should be pro-humanity. RIEMANN COMPUTING INC. aims to promote ethical technology over hedonism. We are a think tank of think tanks.

2. The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on: 03/29/2024   by the

shareholders at a meeting in accordance with Section 611(3) of the Act.

This document must be signed by an authorized officer or agent:

Signed this 29th Day of March, 2024 by:

Signature	Title	Title if "Other" was selected
Andrew Magdy Kamal	President	

By selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify that to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

○ Decline   ◉ Accept

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

for

RIEMANN COMPUTING INC.

ID Number: 802160668

received by electronic transmission on   March 29, 2024   **, is hereby endorsed.**

Filed on   March 29, 2024   **, by the Administrator.**

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 29th day of March, 2024.

Linda Clegg, Director
Corporations, Securities & Commercial Licensing Bureau



Form Revision Date 07/2016

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

For use by DOMESTIC PROFIT CORPORATION

Pursuant to the provisions of Act 284, Public Acts of 1972,the undersigned corporation executes the following Certificate:

The identification number assigned by the Bureau is:

802160668

The name of the corporation is:

RIEMANN COMPUTING INC.

The Articles of Incorporation is hereby amended to read as follows:

Article IV

The street address of the registered office of the corporation and the name of the resident agent at the registered office (P.O. Boxes are not acceptable):

1. Agent Name: ANDREW MAGDY KAMAL

2. Street Address: 801 W. BIG BEAVER ROAD

   Apt/Suite/Other: SUITE 300 - MB #038

   City: TROY

   State: MI   Zip Code: 48084

3. Registered Office Mailing Address:

   P.O. Box or Street Address: 801 W. BIG BEAVER ROAD

   Apt/Suite/Other: SUITE 300 - MB #038

   City: TROY

   State: MI   Zip Code: 48084

2. The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on: 04/24/2024   by the

written consent of all the shareholders entitled to vote in accordance with Section 407(2) of the Act.

This document must be signed by an authorized officer or agent:

Signed this 1st Day of May, 2024 by:

Signature	Title	Title if "Other" was selected
Andrew Magdy Kamal	President	

By selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify that to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

◯ Decline   ◉ Accept

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the   CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

for

RIEMANN COMPUTING INC.

ID Number: 802160668

received by electronic transmission on   May 01, 2024   **, is hereby endorsed.**

Filed on   May 02, 2024   **, by the Administrator.**

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 2nd day of May, 2024.

Linda Clegg

Linda Clegg, Director
Corporations, Securities & Commercial Licensing Bureau



The name of the DOMESTIC PROFIT CORPORATION: RIEMANN COMPUTING INC.

Identification Number: 802160668   **Old ID Number:**

Assumed Name	Creation Date	Renewal Date	Expiration Date
FILMCLOUT FUNDING PORTAL	3/27/2024		12/31/2029
STARK DRONES	4/8/2024		12/31/2029
STARK GLOBAL PUBLISHING GROUP	3/7/2024		12/31/2029
STARK MAPS	10/30/2023		12/31/2028
STARK QUANTPORTAL ETFS	4/5/2024		12/31/2029
STARKCOM CARRIER FRANCHISE NETWORK	3/26/2024		12/31/2029
STARKCOM GLOBAL	8/16/2023		12/31/2028
THE MOONSHOT ACADEMY	4/3/2024		12/31/2029
THE MOONSHOT FACTORY	4/10/2024		12/31/2029

Back to Business Entity Summary

Subsidiary Holdings:

STARK GLOBAL INITIATIVE	Non-Profit	Michigan	February 28, 2023	100.0%
QUANTPORTAL LLC	LLC	Michigan	January 6, 2020	50.0%
BITBADGES INC	C-Corp	Delaware	March 15, 2022	50.0%
QUANTPORTAL UK LTD	Limited Company	London, UK	September 28, 2023	50.0%
STARKCOM GLOBAL - JAMAICA LIMITED	Reserved Name	Kingston, Jamaica	March 21, 2024	100%
FilmClout Funding Portal	Reserved Firm Name Reservation	Finra (US)	March 29, 2024	-

- Our Compression Algorithm, US 16/059,633, was granted and has since been cited by RedHat which is a subsidiary of IBM.

- We have a communications protocol patent, ZA 2019/01105 that was filed on Feb 21, 2019, which is for a "Low-Frequency Enabled Bluetooth GUI for P2P Device Identifier Communication" pending in South Africa.

- For August 8th, 2019, our Compression Patent application was filed in China through CN 201910729783X.

- We have a Computing Method patent (US 17/882587) filed on Aug 7th, 2022, that is accepted for publication (granted allowance).

- We have design patents as well such as one for a ~~Modular~~ Space Plane, US 29/852,695 (Sep 8, 2022) and pending, and an Aeronautical Propulsion Board, US 29/861,864 (Dec 3, 2022) and pending.

- We have a word mark application for NASCRIPT (NaScript) a programming language that has been in development. Its serial number is 97319685 and it has been granted on November 21, 2023.

- A trademark for the Stark Drones logo registered on April 4th of 2024, and pending under serial number 98479560.

- A provisional patent filed on 2024/4/27 for System and Method for Performing an Electroencephalography (Eeg) Analysis and a Prognosis Computation under the application number 63/639,586.

- Riemann Computing is also working on various research disclosures, licenses, and programming languages. NaScript is just the most recent, but it is also developing the languages known as LonScript and ScrubScript.

- Various Copyrights (4 Exhibits attached) along with various reserved names.

The Stark Global Initiative is a Domestic Non-Profit registered within the State of Michigan and is a pending International Organization. Its charity status is 170(b)1(A)(vi) under 501c(3) and its EIN is 92-2644104. This status was granted as of 4/11/2024. As of May 1, 2024, the Charitable Trust Status in the State of Michigan is yet to be granted. Please keep this into account with your accounting records if you were to make a donation. This isn't legal, accounting, or financial advice, nor a guarantee of the expected tax deductibility.

Trademark Monitoring Search

Concerning Mark: Stark Drones

Knowing is Half the Battle to Stop Infringement.

After you have invested the money to register your trademark, it is important for owners to take steps to enforce and protect it. To do that, you need to know who else out there might be using your name. If you grow too lax on your enforcement, you may lose your registration benefits - so knowing whether anyone is using your name is important.

This monthly report is part of Trademark Engine's proprietary Trademark Monitoring Service, which systemically scours the federal trademark database to find any similar use of your mark. Here are your results of the top possible conflicts you need to know about.

Federal Trademarks Search Results:

No pertinent results found.

Common Law WEB Search Results:

No pertinent results found.

63/639,586 | -:

SYSTEM AND METHOD FOR PERFORMING AN ELECTROENCEPHALOGRAPHY (EEG) ANALYSIS AND A PROGNOSIS COMPUTATION



STATE OF MICHIGAN
DEPARTMENT OF ATTORNEY GENERAL

CHARITABLE TRUST DIVISION
P.O. BOX 30214
LANSING, MICHIGAN 48909

DANA NESSEL
ATTORNEY GENERAL

May 1, 2024

Stark Global Initiativel
P.O. Box 100
Washington Twp, MI 48094

NOTICE
YOUR REGISTRATION IS EXPIRED: [redacted]

Organization's Name **Stark Global Initiative**

Our records indicate the organization listed above is required to be registered under provisions of the Charitable Organizations and Solicitations Act (COSA), 1975 PA 169, MCL 400.271, et seq. However, the organization's registration has expired, this revokes your organizations right to solicit and receive funds in the state of Michigan.

If you anticipate future fundraising/solicitation in Michigan within the scope of COSA, you must submit the Renewal Solicitation Form with IRS Tax form 990 financial information for the most recently completed fiscal year.

If you do not anticipate soliciting or receiving contributions in the future, please promptly submit a written statement to that effect along with financial information covering the period since the registration expired.

If the organization holds charitable purpose assets in Michigan, an annual financial report (IRS 990, IRS 990EZ, or a certified audit) is required under the Supervision of Trustees for Charitable Purposes Act, 1961 PA 101, MCL 14.251 et seq.

If the organization has dissolved or is dissolving, approval from our office is required by the Dissolution of Charitable Purpose Corporations Act, 1965 PA 169, MCL 450.251 et seq. A Dissolution Questionnaire form must be submitted even if the organization has been automatically dissolved by the Licensing and Regulatory Affairs, Corporations Division.

The forms and the Acts governing charitable purpose organizations in Michigan are available on the Attorney General's website www.michigan.gov/charities , or may be mailed to you upon request. Please call or email our office if you have any questions.

Charitable Trust Division Phone: 517-335-7571
Charitable Trust Division Email: ct_email@michigan.gov
NOTE: When emailing our office please include the organization Attorney General File Number above in the subject line as well as the name of the organization.



[redacted]

Please respond within 30 days. This letter will be retained to show that the organization has been notified of our requirements.

Department of Attorney General
Charitable Trust Section
(517) 335 7571
ct_email@michigan.gov



MODEL CERTIFYING STATEMENT

Electronic submission of a multilateral treaty

I, THE UNDERSIGNED Andrew Magdy Kamal, hereby certify that the attached text submitted on electronic media is a true and a complete copy of the Treaty on the Recognition of the Stark Global Initiative and Protection of Vulnerable Groups, as of Wednesday 1 May, 2024 and hosted in Troy, MI, USA, that it is accompanied by a complete and updated list of parties to the treaty which includes dates of deposit of instruments of consent to be bound and dates of entry into force of the treaty for each party, that it includes all reservations and declarations made by the parties thereto in their authentic languages, and that it was concluded in English, French, Latin, Greek, and Amharic.

I FURTHER CERTIFY that the treaty came into force on Wednesday 1 May, 2024 by an initial voluntary simple signature, in accordance with Article VI in the treaty.

Wednesday 1 May, 2024 at Troy, MI, 48094

Representative of the International Corporations:

RIEMANN COMPUTING INC., STARK GLOBAL INITIATIVE LLC., QUANTPORAL LLC., QUANTPORTAL UK LTD., BITBADGES INC., and STARKCOM GLOBAL - JAMAICA LIMITED

Founder of RIEMANN COMPUTING INC., STARK GLOBAL INITIATIVE LLC., QUANTPORAL LLC., QUANTPORTAL UK LTD., and STARKCOM GLOBAL - JAMAICA LIMITED

Co-Founder of BITBADGES INC.

- Oriental Orthodox and Christian Apologetics

- Human Rights and Diaspora Activist

- Computing Paradigm Researcher

Name: Andrew Magdy Kamal

Signature: *Andrew Magdy Kamal*

Date: Wednesday 1 May, 2024 18:25 UTC



Treaty on the Recognition of the Stark Global Initiative and Protection of Vulnerable Groups

Date: Wednesday 1 May, 2024   Time: 18:25 UTC

Referenced Councils:

    The Secretariat & The Security Council & The General Assembly
    & International Trusteeship System & The Economic and Social Council
    & The International Court of Justice

Related Article(s):

    ref: 1 - 4 $\mapsto no.\ 2$
    ref: 2 - 33 $\mapsto no.\ 1$
    ref: 3 - 35 $\mapsto no.\ 2$
    ref: 4 - 37 $\mapsto no.\ 2$
    ref: 5 - 38
    ref: 6 - 57 $Crossref$ 63
    ref: 7 - 73 a, b, c
    ref: 8 - 74
    ref: 9 - 75
    ref: 10- 76 $\mapsto Part(s)\ a, b$ & c, d
    ref: 11 - 77 $\mapsto Part(s)\ b, c$
    ref: 12 - 84
    ref: 13 - 85

Addressed Nation States:

    Canada, France, United Kingdom, United States, Ethiopia, Israel, Egypt, Armenia,
    Syrian Arab Republic, Artsakh, Eritrea, Saudi Arabia, and Estonia

International Corporations:

    RIEMANN COMPUTING INC., STARK GLOBAL INITIATIVE LLC., QUANTPORAL LLC.,
    QUANTPORTAL UK LTD., BITBADGES INC., and STARKCOM GLOBAL - JAMAICA LIMITED

Re: Issue #1 - Advocating for My Beloved Ethiopian People and Other Diasporas
    Issue #2 - Recognizing the Stark Global Initiative as an International Organization
    Issue #3 - Philanthropy and Crucial Human Sovereignty Goals During a Historically
    Uncertain Period for AI and Technological Ethics

Address:

    801 W. Big Beaver Road | Suite 300 - MB #038 | Troy, MI, USA | 48084

Treaty on the Recognition of the Stark Global Initiative and Protection of Vulnerable Groups

Preamble

The Parties to this Treaty,

Recognizing the significance of international cooperation in highlighting global challenges,

Reaffirming their faith in fundamental human rights, dignity, and worth of the human person,

Considering the contemporary threats encountered by diaspora communities and vulnerable groups,

Acknowledging the potential of technological advancements to benefit humanity while emphasizing the need for responsible development,

Have agreed as follows:

ARTICLE I. DEFINITIONS

1. For the purposes of this Treaty:
a. "Parties" means State Parties and the Stark Global Initiative (SGI);
b. "Diaspora communities" refer to groups of people living outside the country or region of their ancestors' origin;
c. "Vulnerable groups" refer to groups of people who are more likely to be exposed to risks due to their social, economic, or other circumstances.

Article II: Recognition of the Stark Global Initiative (SGI)

1. The Parties hereto acknowledge, affirm, and support the SGI's application for recognition as an international organization;
2. The Parties shall consider the SGI's application in accordance with the Vienna Convention on the Law of Treaties (Article 1, Paragraph 1).

Article III: Protection of Diasporas and Vulnerable Groups

1. The Parties hereby reaffirm their obligations under the Convention on the Prevention and Punishment of the Crime of Genocide (Article I) to prevent genocidal acts;

2. The Parties hereby acknowledge the vulnerability of diaspora communities and affirm their commitment to protecting them from persecution and violence, by the Universal Declaration of Human Rights (Article 2);

3. The Parties shall cooperate in good faith to take effective measures for the prevention and elimination of all forms of intolerance and discrimination against vulnerable groups, as enshrined in the International Covenant on Civil and Political Rights (Article 26);

4. The Parties shall be obliged to take steps to safeguard the rights of women, children, and persons with disabilities, in accordance with their national laws and international obligations, including the Convention on the Elimination of All Forms of Discrimination against Women (CEDAW), the Convention on the Rights of the Child (CRC), and the Convention on the Rights of Persons with Disabilities (CRPD);

5. The Parties hereby acknowledge the predicament of refugees and asylum seekers and, in respecting the Convention relating to the Status of Refugees (1951 Refugee Convention), commit to render them protection and assistance.

Article IV: Technological Advancement and Ethical Considerations

1. The Parties hereby recognize the significance of responsible development and use of artificial intelligence (AI) in accordance with the United Nations Guiding Principles for Business and Human Rights;

2. The Parties hereby commit to engage in international dialogue and cooperation on the ethical consequences of emerging technologies, considering the principles enshrined in the Universal Declaration on Bioethics and Human Rights.

Article V: Depositary and Registration

1. This Treaty shall be deposited with the Secretary-General of the United Nations pursuant to Article 102 of the United Nations Charter.

Article VI: Entry into Force

1. This Treaty is indefinitely open for simple signature. It shall enter into force for an addressed party upon simple signature of said party. This shall make said party individually a recognizer of the treaty, and any said parties can sign on a voluntary basis at any time.

Article VII: Amendments

1. This Treaty may be amended by the consent of all Parties

Article VIII: Settlement of Disputes

1. Any dispute emanating out of, or in relation to, the interpretation or application of this Treaty, shall be settled amicably through negotiation or other peaceful means of dispute settlement.

Article IX: Withdrawal

1. A Party to this treaty may, by giving written notification to the Depositary, withdraw from this Treaty.

Article X: Final Provisions.

1. This Treaty is entered into four other languages, each text being equally authentic.

In witness whereof, the undersigned, being duly authorized, have signed this Treaty.

Done at Troy, Michigan, USA on this 1st day of May, 2024; in the English and French language.

Andrew Magdy Kamal   For Stark Global Initiative:

Andrew Magdy Kamal

Traité sur la reconnaissance du Stark Global Initiative et la protection des groupes vulnérables

Préambule

Les parties au présent traité,

Reconnaître l'importance de la coopération internationale pour relever les défis mondiaux,

Réaffirmer leur foi dans les droits fondamentaux de l'homme, la dignité et la valeur de la personne humaine,

Considérer les menaces contemporaines rencontrées par les communautés de la diaspora et les groupes vulnérables,

Reconnaître que les progrès technologiques peuvent profiter à l'humanité tout en soulignant la nécessité d'un développement responsable,

Sont convenus de ce qui suit:

ARTICLE I. DÉFINITIONS

1. Aux fins du présent traité:
a. On entend par "parties" les États parties et Stark Global Initiative (SGI);
b. Les "communautés diasporiques" désignent des groupes de personnes vivant à l'extérieur du pays ou de la région d'origine de leurs ancêtres;
c. Les "groupes vulnérables" sont des groupes de personnes plus susceptibles d'être exposées à des risques en raison de leur situation sociale, économique ou autre.

Article II: Reconnaissance du Stark Global Initiative (SGI)

1. Les parties reconnaissent, affirment et soutiennent la demande de reconnaissance de la SGI en tant qu'organisation internationale;
2. Les parties examinent la demande de SGI conformément à la convention de Vienne sur le droit des traités (article 1, paragraphe 1).

Article III: Protection des diasporas et des groupes vulnérables

1. Les parties réaffirment par la présente leurs obligations en vertu de la convention pour la prévention et la répression du crime de génocide (article I) afin de prévenir les actes génocidaires;

2. Les parties reconnaissent la vulnérabilité des communautés de la diaspora et affirment leur engagement à les protéger contre la persécution et la violence, conformément à la déclaration universelle des droits de l'homme (article 2);

3. Les parties coopèrent de bonne foi pour prendre des mesures efficaces de prévention et d'élimination de toutes les formes d'intolérance et de discrimination à l'égard des groupes vulnérables, comme le prévoit le Pacte international relatif aux droits civils et politiques (article 26);

4. Les parties sont tenues de prendre des mesures pour sauvegarder les droits des femmes, des enfants et des personnes handicapées, conformément à leur législation nationale et à leurs obligations internationales, notamment la convention sur l'élimination de toutes les formes de discrimination à l'égard des femmes (CEDAW), la convention relative aux droits de l'enfant (CRC) et la convention relative aux droits des personnes handicapées (CRPD);

5. Les parties reconnaissent la situation difficile des réfugiés et des demandeurs d'asile et, dans le respect de la convention relative au statut des réfugiés (convention sur les réfugiés de 1951), s'engagent à leur apporter protection et assistance.

Article IV: Progrès technologiques et considérations éthiques

1. Les parties reconnaissent par la présente l'importance d'un développement et d'une utilisation responsables de l'intelligence artificielle (AI), conformément aux principes directeurs des Nations unies relatifs aux entreprises et aux droits de l'homme;

2. Les parties s'engagent à engager un dialogue et une coopération au niveau international sur les conséquences éthiques des technologies émergentes, en tenant compte des principes énoncés dans la déclaration universelle sur la bioéthique et les droits de l'homme.

Article V: Dépôt et enregistrement

1. Le présent traité sera déposé auprès du secrétaire général des Nations unies conformément à l'article 102 de la charte des Nations unies.

Article VI: Entrée en vigueur

1. Le présent traité est indéfiniment ouvert à la signature simple. Il entre en vigueur pour une partie destinataire sur simple signature de cette partie. Cette signature fait de cette partie une reconnaissance individuelle du traité, et toute autre partie peut le signer à tout moment sur une base volontaire.

Article VII: Amendements

1. Le présent traité peut être modifié par le consentement de toutes les parties

Article VIII: Le règlement des litiges

1. Tout différend découlant de l'interprétation ou de l'application du présent traité, ou s'y rapportant, est réglé à l'amiable par la négociation ou par d'autres moyens pacifiques de règlement des litiges.

Article IX: Retrait

1. Une partie au présent traité peut, par notification écrite au dépositaire, se retirer du présent traité.

Article X: Dispositions finales

1. Le présent traité est traduit en quatre autres langues, chaque texte faisant également foi.

Le présent traité a été signé par les personnes soussignées, qui y sont dûment autorisées.

Fait à Troy, MI, USA le 1st du May, 2024 ; en anglais et français.

Andrew Magdy Kamal   Pour Stark Global Initiative:

Andrew Magdy Kamal

Foedus de Recognitione Initiativae Globae Stark et Tutela Grupporum Vulnerabilium

Praefatio

Partes huius Foederis

Cognoscens momentum cooperationis internationalis in commonefactione difficultatum globalium.

Rursus *confirmantes* fidem suam in iuribus humanis fundamentalibus, dignitate, et valore personae humanae.

Considerantes minas contemporaneas quibus communitates dispersae et grupos vulnerabiles obnoxii sunt.

Agnotiscens potentiam progressionum technologicarum ad commodum humanitatis, simulque emphatizans necessitatem developmentiis responsabilis.

Convenere ut sequitur:

ARTICULUS I. DEFINITIONES

- Ad fines huius Foederis:
- Per "Partes" intelleguntur Partes Status et Initiativa Globalis Stark (IGS);
- "Communitates dispersae" significantur de gruppi hominum qui extra terram aut regionem originis suorum parentum habitant;
- "Gruppos vulnerabiles" significantur de gruppi hominum qui magis possunt exponi periculis propter condiciones suas sociales, economicas, vel alias.

ARTICULUS II: RECOGNITIO INITIATIVAE GLOBALIS STARK (IGS)

- Partes huius foederis agnoscunt, confirmant, et foveant petitionem SGI pro recognitione ut organum internationale;
- Partes petitionem SGI considerabunt iuxta Conventionem Viennensem de iure tractatuum (Articulus I, Paragraphus I).

ARTICULUS III: TUTELA COMMUNITATUM DISPERSARUM ET GRUPPORUM VULNERABILIUM

- Partes his verbis obligata sua sub Conventione de Praeventione et Puniendo Crimine Genocidii (Articulus I) iterum confirmant ad actus genocidii praeveniendos.
- Partes his verbis agnoscunt vulnerabilitatem communitatum dispersarum et confirmant suam dedicationem ad eas a persecutione et violentia protegendas, secundum Declarationem Universalem de Iuribus Hominis (Articulus II).
- Partes bonafide cooperabuntur ut efficaces medidas ad praeveniendum et eradicandum omnes formas intolerantiae et discriminationis contra grupos vulnerabiles sumant, ut inscriptum est in Pacto Internationali de Iuribus Civilibus et Politicis (Articulus XXVI).

- Partes obligatione tenebuntur ad procedere ad protegendum iura mulierum, infantium, et personarum cum inpedimentis, secundum leges nationales et obligationes internationales suas, inter quas includuntur Conventionem de Eliminatione Omnium Formarum Discriminationis in Ratione Sexus (CEDR), Conventionem de Iuribus Infantium (CII), et Conventionem de Iuribus Personarum cum Inpedimentis (CIPI).
- Partes his verbis agnoscunt difficultatem refugiorum et petentium asylum, et, respicientes Conventionem de Statu Refugiorum (Conventionem de Refugis MCMLI), se committunt ad protegendum et auxiliandum eos.

ARTICULUS IV: PROGRESSUS TECHNOLOGICUS ET CONSIDERATIONES ETHICAE

- Partes hanc ob rem afferunt momenti agnitionem et usum responsabilem artificiosae intelligentiae (AI) secundum Principia Ductoria Nationum Unitarum pro Negotiis et Iuribus Humanis.
- Partes hanc ob rem committuntur ad participandum in dialogo internationali et cooperatione de consequentiis ethiceis technologiarum emergentium, principia considerantes quae in Declaratione Universalis de Bioethica et Iuribus Humanis condita sunt.

ARTICULUS V: DEPOSITARIUS ET REGISTRATIO

- Hoc Foedus apud Secretarium Generalem Nationum Unitarum secundum Articulum CII Chartae Nationum Unitarum deponetur.

ARTICULUS VI: INITIUM VIGORIS

- Hoc Foedus ad tempus indefinitum simplici subscriptioni apertum est. Ingredietur in vigorem pro parte adlocuta ad simplicem subscriptionem eiusdem partis. Hoc faciet partem illam individue foedus recognoscere, et quaelibet partes nominatae possunt, ex voluntate, in quovis tempore subscribere.

ARTICULUS VII: EMENDATIONES

- Hoc Foedus potest emendari consensu omnium Partium.

ARTICULUS VIII: SOLVENDA CONTROVERSIARUM

- Omne controversia oriens ex interpretatione vel applicatione huius Foederis, aut ad id pertinentis, amicabiliter per negotiationem vel alia pacis media controversiae solvetur.

ARTICULUS IX: ABROGATIO

- Partes huius foederis possunt, datis notis scriptis Depositario, ex hoc Foedere se subtrahere.

ARTICULUS X: DISPOSITIONES FINALES

- Hoc Foedus in quattuor aliis linguis conscribitur, cuiusque textus aequali iure valet.

In fidem cuius, subscripti, rite auctorizati, hoc Foedus subscripserunt.

Actum [Urbs , Patriam] die [Dies] mensis [Mensis], anno [Annus]; lingua Anglica et ____ .

Andrew Magdy Kamal   Pro Stark Global

Inceptum:

Συνθήκη για την Αναγνώριση του Stark Global Initiative και την Προστασία των Ευάλωτων Ομάδων

Πρόλογος

Τα Συμβαλλόμενα Μέρη της παρούσας Συνθήκης,

Αναγνωρίζοντας τη σημασία της διεθνούς συνεργασίας για την ανάδειξη των παγκόσμιων προκλήσεων,

Επικυρώνοντας την πίστη τους στα θεμελιώδη ανθρώπινα δικαιώματα, την αξιοπρέπεια και την αξία του κάθε ανθρώπου,

Λαμβάνοντας υπόψη τις σύγχρονες απειλές που αντιμετωπίζουν οι κοινότητες της διασποράς και οι ευάλωτες ομάδες,

Αναγνωρίζοντας τις δυνατότητες της τεχνολογικής προόδου προς όφελος της ανθρωπότητας και τονίζοντας παράλληλα την ανάγκη για υπεύθυνη ανάπτυξη,

Συμφώνησαν τα ακόλουθα:

<h2 style="text-align:center">ΑΡΘΡΟ Ι. ΟΡΙΣΜΟΙ</h2>

2. Για τους σκοπούς της παρούσας Συνθήκης:
d. «Συμβαλλόμενα Μέρη» είναι τα Κράτη Μέρη και το Stark Global Initiative (SGI),
e. «Κοινότητες της Διασποράς» είναι οι ομάδες ανθρώπων που ζουν εκτός της χώρας ή της περιοχής καταγωγής των προγόνων τους,
f. «Ευάλωτες ομάδες» είναι οι ομάδες ανθρώπων που είναι πιθανότερο να εκτεθούν σε κινδύνους λόγω κοινωνικών, οικονομικών ή άλλων καταστάσεων.

<h3 style="text-align:center">Άρθρο II: Αναγνώριση του Stark Global Initiative (SGI)</h3>

3. Τα Συμβαλλόμενα Μέρη αναγνωρίζουν, επιβεβαιώνουν και υποστηρίζουν την αίτηση αναγνώρισης της SGI ως διεθνούς οργανισμού,
4. Τα Συμβαλλόμενα Μέρη εξετάζουν την αίτηση της SGI σύμφωνα με τη Σύμβαση της Βιέννης για το Δίκαιο των Συνθηκών (Άρθρο 1, παράγραφος 1).

<h3 style="text-align:center">Άρθρο III: Προστασία των Κοινοτήτων της Διασποράς και των Ευάλωτων ομάδων</h3>

6. Τα Συμβαλλόμενα Μέρη επιβεβαιώνουν εκ νέου τις υποχρεώσεις τους με βάση τη Σύμβαση για την πρόληψη και την τιμωρία του Εγκλήματος της Γενοκτονίας (Άρθρο I) για την πρόληψη γενοκτονικών πράξεων,

7. Τα Συμβαλλόμενα Μέρη αναγνωρίζουν την ευπάθεια των κοινοτήτων της διασποράς και επιβεβαιώνουν τη δέσμευσή τους να τις προστατεύουν από διώξεις και βία, σύμφωνα με την Οικουμενική Διακήρυξη των Ανθρωπίνων Δικαιωμάτων (Άρθρο 2),

8. Τα Συμβαλλόμενα Μέρη θα συνεργάζονται με καλή πίστη για τη λήψη αποτελεσματικών μέτρων για την πρόληψη και την εξάλειψη όλων των μορφών μισαλλοδοξίας και διακρίσεων σε βάρος ευάλωτων ομάδων, όπως κατοχυρώνεται στο Διεθνές Σύμφωνο για τα Ατομικά και Πολιτικά Δικαιώματα (Άρθρο 26),

9. Τα Συμβαλλόμενα Μέρη υποχρεούνται να λαμβάνουν μέτρα για τη διασφάλιση των δικαιωμάτων των γυναικών, των παιδιών και των ατόμων με ειδικές ανάγκες, σύμφωνα με την εθνική τους νομοθεσία και τις διεθνείς υποχρεώσεις τους, συμπεριλαμβανομένης της Σύμβασης για την Εξάλειψη Όλων των Μορφών Διακρίσεων κατά των Γυναικών (CEDAW), της Σύμβασης για τα Δικαιώματα του Παιδιού (CRC) και της Σύμβασης για τα Δικαιώματα των Ατόμων με Ειδικές Ανάγκες (CRPD),

10. Τα Συμβαλλόμενα Μέρη αναγνωρίζουν τη δυσχερή θέση των προσφύγων και των αιτούντων άσυλο και, σεβόμενοι τη Σύμβαση για το Καθεστώς των Προσφύγων (Σύμβαση για τους Πρόσφυγες του 1951), δεσμεύονται να τους παρέχουν προστασία και βοήθεια.

Άρθρο IV: Τεχνολογική Πρόοδος και Δεοντολογικά Ζητήματα

3. Τα Συμβαλλόμενα Μέρη αναγνωρίζουν τη σημασία της υπεύθυνης ανάπτυξης και χρήσης της τεχνητής νοημοσύνης (AI) σύμφωνα με τις κατευθυντήριες αρχές των Ηνωμένων Εθνών για τις επιχειρήσεις και τα ανθρώπινα δικαιώματα,

4. Τα Συμβαλλόμενα Μέρη δεσμεύονται να συμμετάσχουν σε διεθνή διάλογο και συνεργασία σχετικά με τις ηθικές συνέπειες των αναδυόμενων τεχνολογιών,

λαμβάνοντας υπόψη τις αρχές που κατοχυρώνονται στην Οικουμενική Διακήρυξη για τη Βιοηθική και τα Ανθρώπινα Δικαιώματα.

Άρθρο V: Θεματοφύλακας και Καταχώρηση

2. Η παρούσα συνθήκη κατατίθεται στο Γενικό Γραμματέα των Ηνωμένων Εθνών σύμφωνα με το Άρθρο 102 του Καταστατικού των Ηνωμένων Εθνών.

Άρθρο VI: Έναρξη Ισχύος

1. Η παρούσα συνθήκη είναι επ' αόριστον ανοικτή για απλή υπογραφή. Τίθεται σε ισχύ για ένα συμβαλλόμενο μέρος προς το οποίο απευθύνεται με την απλή υπογραφή του εν λόγω συμβαλλόμενου μέρους. Αυτό καθιστά το εν λόγω συμβαλλόμενο μέρος ατομικά, ως αναγνωρίζοντα τη συνθήκη, και όλα τα εν λόγω συμβαλλόμενα μέρη μπορούν να υπογράψουν σε εθελοντική βάση ανά πάσα στιγμή.

Άρθρο VII: Τροποποιήσεις

2. Η παρούσα συνθήκη μπορεί να τροποποιηθεί με τη συγκατάθεση όλων των συμβαλλόμενων μερών

Άρθρο VIII: Επίλυση Διαφορών

2. Κάθε διαφορά που προκύπτει από την ερμηνεία ή την εφαρμογή της παρούσας συνθήκης ή σχετίζεται με αυτήν, επιλύεται φιλικά μέσω διαπραγματεύσεων ή άλλων ειρηνικών μέσων επίλυσης των διαφορών.

Άρθρο IX: Απόσυρση

2. Ένα συμβαλλόμενο μέρος της παρούσας συνθήκης μπορεί, με γραπτή κοινοποίηση στον θεματοφύλακα, να αποχωρήσει από την παρούσα συνθήκη.

Άρθρο X: Τελικές Διατάξεις.

2. Η παρούσα συνθήκη συντάσσεται σε τέσσερις ακόμη γλώσσες, με κάθε κείμενο να είναι ισοδύναμα αυθεντικό.

Σε πίστωση των ανωτέρω, οι υπογεγραμμένοι, δεόντως εξουσιοδοτημένοι, υπέγραψαν την παρούσα συνθήκη.

Συντάχθηκε στην [Πόλη, Χώρα] την [Ημέρα] του [Μήνα], [Έτος], στην Αγγλική και ____ γλώσσα.

Andrew Magdy Kamal   Για το Stark Global Initiative

ስታርክ ግሎባል ኢኒሼቲቭ(Stark Global Initiative) እና የተጋላጭ ቡድኖች ጥበቃ እውቅና ላይ የተደረገ ስምምነት

መግብያ

የዚህ ስምምነት አካላት ፤

ዓለም አቀፋዊ ተግዳሮቶችን በማጉላት ረገድ የዓለም አቀፍ ትብብር አስፈላጊነትን መገንዘብ፤

መሰረታዊ ሰብአዊ መብቶች፣ ለሰው ልጅ ክብር እና ለሰው ልጅ ዋጋ ያላቸውን እምነት ማረጋገጥ፤

በዲያስፖራ ማህበረሰቦች እና ተጋላጭ የህብረተሰብ ክፍሎች የሚያጋጥሟቸውን ወቅታዊ አደጋዎች ግምት ውስጥ ማስገባት፤

የቴክኖሎጅ እድገቶች የሰው ልጅን ሊጠቅሙ የሚችሉበትን አቅም በመገንዘብ ኃላፊነት በሚሰማው መንገድ የማልማት አስፈላጊነት ላይ ማተኮር፤

በሚከተለው መልኩ ተስማምተዋል:-

<p align="center">**አንቀጽ ፩. ትርጓሜዎች**</p>

፩. ለዚህ ስምምነት ዓላማ:-

ሀ. "ፓርቲዎች" ማለት የመንግስት ፓርቲዎች እና የStark Global Initiative (SGI) ማለት ነው፤

ለ. "የዲያስፖራ ማህበረሰቦች" ከትውልድ ሀገራቸው ወይም ክልል ውጭ የሚኖሩ ሰዎችን ያመለክታል፤

ሐ. "ተጋላጭ ቡድኖች" በማህበራዊ፣ ኢኮኖሚያዊ ወይም ሌሎች ሁኔታዎች ምክንያት ለአደጋ የመጋለጥ ዕድላቸው ከፍተኛ የሆኑ የህብረተሰብ ክፍልን ያመለክታል።

<p align="center">**አንቀጽ ፪። የስታርክ ግሎባል ኢኒሼቲቭ(Stark Global Initiative (SGI) እውቅና**</p>

፩. ፓርቲዎች የSGIን እንደ አለም አቀፍ ድርጅት እውቅና ለማግኘት ያቀረበውን ማመልከቻ እውቅና ይሰጣሉ፣ ያረጋግጣሉ እና ይደግፋሉ፤

፪. ፓርቲዎች የSGI ማመልከቻን በቪየና የስምምነት ሕግ (አንቀጽ ፩, ምዕራፍ ፩) መሠረት ግምት ውስጥ ማስገባት አለባቸው።

አንቀፅ ፫፡ የዳያስፖራዎች እና የተጋላጭ ቡድኖች ጥበቃ

፩. ፓርቲዎች የዘር ማጥፋት ድርጊቶችን ለመከላከል በዘር ማጥፋት ወንጀል መከላከል እና ቅጣት (አንቀጽ ፩) ስር ያሉባቸውን ግዴታዎች በድጋሚ ያረጋግጣሉ።

፪. ፓርቲዎቹ የዲያስፖራ ማህበረሰቦችን ተጋላጭነት አምነው ከስደት እና ጥቃት ለመጠበቅ ቁርጠኝነት እንዳላቸው በአለምአቀፍ የሰብአዊ መብቶች መግለጫ (አንቀጽ ፪) ያረጋግጣሉ።

፫. ፓርቲዎቹ በዓለም አቀፍ የሲቪል እና የፖለቲካ መብቶች ቃል ኪዳን (አንቀጽ ፪፯) ውስጥ በተደነገገው መሠረት ሁሉንም አለመቻቻል እና የተጋላጭ ቡድኖችን መድልዎ ለመከላከል እና ለማስወገድ ውጤታማ እርምጃዎችን ለመውሰድ በቅን ልቦና መተባበር አለባቸው፤

፬. ፓርቲዎቹ በሴቶች ላይ የሚደርሱ ሁሉንም ዓይነት መድልዎ ለማስወገድ የወጣውን ስምምነት (CEDAW) ጨምሮ በአገራዊ ሕጎቻቸው እና ዓለም አቀፍ ግዴታዎች መሠረት የሴቶች፣ የሕፃናት እና የአካል ጉዳተኞች መብቶችን ለማስጠበቅ እርምጃዎችን እንዲወስዱ ይገደዳሉ። የህጻናት መብቶች ኮንቬንሽን (ሲአርሲ) እና የአካል ጉዳተኞች መብቶች ኮንቬንሽን (CRPD);

፭. ፓርቲዎቹ የስደተኞችን እና ጥገኝነት ጠያቂዎችን ችግር አምነው ተቀብለው የስደተኞች ሁኔታን በማክበር (የ1951 የስደተኞች ስምምነት) ጥበቃ እና ድጋፍ ለማድረግ ቆርጠዋል።

አንቀጽ ፭: የቴክኖሎጂ እድገት እና የሥነ-ምግባር ግምት

፩. ፓርቲዎቹ በተባበሩት መንግስታት የንግድ እና የሰብአዊ መብቶች መመሪያ መርሆዎች መሠረት አርቴፊሻል ኢንተለጀንስን (AI) ኃላፊነት ባለው መንገድ የማልማት እና የመጠቀም አስፈላጊነትን ይገነዘባሉ፤

፪. ፓርቲዎቹ በአለም አቀፍ የስነ-ህይወት እና የሰብአዊ መብቶች መግለጫ ላይ የተቀመጡትን መርሆዎች ከግምት ውስጥ በማስገባት አዳዲስ ቴክኖሎጂዎች በሚያስከትላቸው የስነ-ምግባር ውጤቶች ላይ ዓለም አቀፍ ውይይት እና ትብብር ለማድረግ ቃል ይገባሉ።

አንቀጽ ፭: ውክልና እና ምዝገባ

፩. ይህ ስምምነት በተባበሩት መንግስታት ድርጅት ቻርተር አንቀጽ ፻፪ መሰረት ለተባበሩት መንግስታት ዋና ፅሃፊ ገቢ ይደረጋል።

አንቀጽ ፮፡ ወደ ኃይል መግባት

፩. ይህ ስምምነት ለፊርማ ላልተወሰነ ጊዜ ክፍት ነው። ለተጠቀሰው አካል ፊርማ ሲደረግ ተግባራዊ ይሆናል። ይህ ፓርቲው በተናጥል የስምምነቱ እውቅና እንዲሰጡ ያደርጋል፣ እናም ማንኛውም ፓርቲዎቹ በፈቃደኝነት በማንኛውም ጊዜ መፈረም ይችላሉ።

አንቀጽ ፯: ማሻሻያዎች

፩. ይህ ስምምነት በሁሉም ፓርቲዎች ስምምነት ሊሻሻል ይችላል

አንቀጽ ፰፡ አለመግባባቶችን መፍታት

፩. ከዚህ ስምምነት ጋር በተያያዘ፣ ትርጓሜ ወይም አተገባበር ላይ የሚነሳ ማንኛውም አለመግባባት በድርድር ወይም በሌላ ሰላማዊ የግጭት መፍቻ መንገድ ይፈታል።

አንቀጽ ፱፡ መውጣት

፩. የዚህ ስምምነት አካል ለውክልና አስፈጻሚ አካል የጽሑፍ ማስወቂያ በመስጠት ከዚህ ስምምነት ሊወጡ ይችላሉ።

አንቀፅ ፲፡ የመጨረሻ ድንጋጌዎች

፩. ይህ ስምምነት በአራት ሌላ ቋንቋዎች ገብቷል፣ እያንዳንዱ ጽሁፍ እኩል ትክክለኛነቱ የተረጋገጠ ነው።

በምስክርነት፣ የፈረሙት አካላት፣ አግባብነት ባለው ስልጣናቸው፣ ይህንን ስምምነት ፈርመዋል።

የተደረገው በ[ከተማ፣ አገር] በዚህ [ቀን] [ወር]፣ [ዓመት] ላይ ነው። በእንግሊዘኛ እና _____ ቋንቋ።

አንድሪው ማግዲ ካማል(Andrew Magdy Kamal) ለስታርክ ግሎባል ኢኒሼቲቭ(Stark Global Initiative)፡-

@cloutcontracts / Creations / CloutContracts Dashboard

0 Share Edit Run

Statistics Dashboard

Website: https://www.cloutcontracts.net

GitHub: https://github.com/CloutContracts

1. Token Symbol NO TOKEN

2. Token Contract 0x1da4858ad385cc37

3. Blockchain ethereum

4. Days 365

5. Minimum Balance Threshold 0

Counter CloutContracts User Stats_v1

8,458
Counter

@cloutcontracts 4min

Contract Balance and Flow Monitoring - ERC20 Token

Track the net flows of an ERC20 token into contracts, over a given time period.



100%
50%
0
Kyber: Elastic_Poc
Etherdelta: EtherD
Sushi: Pair
Zeroex: WETH9
Zeroex: ZeroExPrc
Bancornetwork: B
Unicrypt: TokenVe
Uniswap_v2: Pair
Uniswap: Exchang
Bittrex: Controller
Multisender: Storn
Crosschain_cloutc
Dune

@cloutcontracts 3min

CloutContracts Stats



4k
2k
0
Oct 2021
Jul 2022
Apr 2023
Jan 2024
Apr 2024
Total_Users_Per_[
Dune

@cloutcontracts 4min

Addresses

Ethereum Addresses 0x1da4858ad385cc377165A298CC2CE3fce0C5fD31 and 0xf79deaBc1406a3AD07c70877fBaEb90777B77E68

Ethereum Classic Address: 0x9186ff77866DfD1007429F552e48C6d1A927297A

Gnosis Address: 0xcC9D34a7bE0c8B11e8390cce0B4b46a1b268Aaa7

Polygon Network: 0xe346502D3BB39262EE2d9D2C52c7aE7C1f98E7e8

Iotex Address: 0x6f7320e66c89F512b5c7307e1f60A21D5297E0A1

Binance Smart Chain Address: 0x3e3B357061103DC040759aC7DceEaba9901043aD

Celo Address: 0xd37c8F642F95CFf1Db84750aBeB3965D6E2B68C1

New RPC (Experimental Chain): https://evm.cloutcontracts.net

Ethereum Classic and Celo are not yet decoded by Dune, so they aren't included in the analytics as of April 2023 or the first publication of this dashboard.

Contract Balance and Flow Monitoring - ERC20 Token

Track the net flows of an ERC20 token into contracts, over a given time period.

Contract Name	Contract Address
	0x0df79f3ef5117876b4fdbf1bd865ce3205025cbf
Crosschain_cloutcontracts: CrosschainERC20	0xf79deabc1406a3ad07c70877fbaeb90777b77e68
Sushi: Pair	0x6f1a3cdf474f9334d886fd18ebe1e3b6dda4f56e
Kyber: Elastic_Pool	0x601f4cd9ce39d2869828672c03c4b0bcf2ed15cc
Uniswap_v2: Pair	0xfdf5aa864f0ec549a02c4001d3d6a04b3645b5eb
Multisender: StormMultisender	0xa5025faba6e70b84f74e9b1113e5f7f4e7f4859f
Bittrex: Controller	0xa3c1e324ca1ce40db73ed6026c4a177f099b5770
	0x628b1c11a23876573302bef475f92e6d1dab6562

55 rows Search... Page 1

@cloutcontracts 3min

CloutContracts Stats

DAY	Total_Users_Per_Day	Total_Growth_Overtime
2021-07-27 00:00	2	
2021-08-04 00:00	248	24500
2021-09-11 00:00	4270	123280.4
2021-09-12 00:00	13	-98
2021-09-13 00:00	231	21600.5
2021-09-14 00:00	89	0
2021-09-15 00:00	49	200
2021-09-16 00:00	2	0
2021-09-17 00:00	3	0
2021-09-18 00:00	1	0
2021-09-19 00:00	6	133.3
2021-09-20 00:00	1	0
2021-10-06 00:00	1	0
2021-10-15 00:00	14	225
2021-10-18 00:00	15	0
2021-10-20 00:00	1	0
2021-10-22 00:00	2	0
2021-10-25 00:00	1	0
2021-10-31 00:00	1	0
2021-11-05 00:00	1	0
2021-11-07 00:00	6	0

336 rows Search... Page 1

@cloutcontracts 4min

Title

Title of Work: St. George the Iron Soldier

Previous or Alternate Title: St.George the Iron Soldier

Completion/Publication

Year of Completion: 2023

Author

- **Author:** Andrew Magdy Kamal
  Author Created: text, Screenplay
  Citizen of: United States
  Domiciled in: United States

Copyright Claimant

Copyright Claimant: Andrew Magdy Kamal
801 W Big Beaver Rd Ste 300-MB # 038, Troy

Limitation of copyright claim

Material excluded from this claim: photograph(s), computer program, artwork

New material included in claim: text, Screenplay

Rights and Permissions

Name: Andrew Magdy Kamal

Certification

Name: Andrew Magdy Kamal
Date: September 16, 2023

Title

Title of Work: Riemann Computing Brand Kit

Completion/Publication

Year of Completion: 2024
Date of 1st Publication: March 28, 2024
Nation of 1st Publication: United States

Author

- **Author:**   Riemann Computing
  Author Created: 2-D artwork, technical drawing, Logos and Brand Kit
  Work made for hire: Yes
  Citizen of: Egypt
  Domiciled in: United States

Copyright Claimant

Copyright Claimant: Riemann Computing
801 W Big Beaver Rd Ste 300-MB # 038, Troy, MI, 48084

Certification

Name: Andrew Magdy Kamal
Date: March 31, 2024

Title

Title of Work: Letter of Concern

Completion/Publication

Year of Completion: 2024

Author

- **Author:** Stark Global Initiative
  Author Created: text
  Work made for hire: Yes
  Citizen of: Egypt
  Domiciled in: United States

- **Author:** Andrew Kamal
  Author Created: text, artwork
  Citizen of: United States

Copyright Claimant

Copyright Claimant: Stark Global Initiative
801 W. Big Beaver Road Suite 300 - MB #038, Troy, MI, 48084

Limitation of copyright claim

Material excluded from this claim: artwork, Non-Profit's Logo

New material included in claim: text

Certification

Name: Andrew Magdy Kamal
Date: April 15, 2024

Title

Title of Work: Letter to the Church

Completion/Publication

Year of Completion: 2024

Author

- **Author:**   Stark Global Intiative
  Author Created: text
  Work made for hire: Yes
  Citizen of: United States
  Domiciled in: United States

Copyright Claimant

Copyright Claimant: Andrew Kamal
801 W Big Beaver Rd Ste 300-MB # 038, Troy, MI, 48084

Certification

Name: Andrew Magdy Kamal
Date: May 01, 2024



**UNITED STATES
PATENT AND TRADEMARK OFFICE**

P.O. Box 1450
Alexandria, VA 22313 - 1450
www.uspto.gov

ELECTRONIC PAYMENT RECEIPT

APPLICATION # 17/882,587	RECEIPT DATE / TIME 04/27/2024 02:46:01 AM Z ET	ATTORNEY DOCKET # ~

Title of Invention

Computing Method

Application Information

APPLICATION TYPE	Utility - Nonprovisional Application under 35 USC 111(a)	PATENT #	-
CONFIRMATION #	8059	FILED BY	Andrew Kamal
PATENT CENTER #	65272696	AUTHORIZED BY	-
CUSTOMER #	188586	FILING DATE	08/07/2022
CORRESPONDENCE ADDRESS	-	FIRST NAMED INVENTOR	Andrew Magdy Kamal

Payment Information

PAYMENT METHOD CARD / 1738	PAYMENT TRANSACTION ID E20244Q349247100	PAYMENT AUTHORIZED BY Andrew Kamal

FEE CODE	DESCRIPTION	ITEM PRICE($)	QUANTITY	ITEM TOTAL($)
3501	UTILITY ISSUE FEE	240.00	1	240.00
			TOTAL AMOUNT:	$240.00

This Acknowledgement Receipt evidences receipt on the noted date by the USPTO of the indicated documents, characterized by the applicant, and including page counts, where applicable. It serves as evidence of receipt similar to a Post Card, as described in MPEP 503.

New Applications Under 35 U.S.C. 111

If a new application is being filed and the application includes the necessary components for filing date (see 37 CFR 1.53(b)-(d) and MPEP 506), a Filing Receipt (37 CFR 1.54) will be issued in due course and the date shown on this Acknowledgement Receipt will establish the filing date of the application

National Stage of an International Application under 35 U.S.C. 371

If a timely submission to enter the national stage of an international application is compliant with the conditions of 35 U.S.C. 371 and other applicable requirements a Form PCT/DO/EO/903 indicating acceptance of the application as a national stage

submission under 35 U.S.C. 371 will be issued in addition to the Filing Receipt, in due course.

New International Application Filed with the USPTO as a Receiving Office

If a new international application is being filed and the international application includes the necessary components for an international filing date (see PCT Article 11 and MPEP 1810), a Notification of the International Application Number and of the International Filing Date (Form PCT/RO/105) will be issued in due course, subject to prescriptions concerning national security, and the date shown on this Acknowledgement Receipt will establish the international filing date of the application.



LARA Corporations Online Filing System
Department of Licensing and Regulatory Affairs

Form Revision Date 07/2016

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

For use by DOMESTIC PROFIT CORPORATION

Pursuant to the provisions of Act 284, Public Acts of 1972,the undersigned corporation executes the following Certificate:

The identification number assigned by the Bureau is: 802160668

The name of the corporation is: RIEMANN COMPUTING INC.

The Articles of Incorporation is hereby amended to read as follows:

Article IV

The street address of the registered office of the corporation and the name of the resident agent at the registered office (P.O. Boxes are not acceptable):

1. Agent Name: ANDREW MAGDY KAMAL
2. Street Address: 801 W. BIG BEAVER ROAD
   Apt/Suite/Other: SUITE 300 - MB #038
   City: TROY
   State: MI   Zip Code: 48084

3. Registered Office Mailing Address:
   P.O. Box or Street Address: 801 W. BIG BEAVER ROAD
   Apt/Suite/Other: SUITE 300 - MB #038
   City: TROY
   State: MI   Zip Code: 48084

2. The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on: 04/24/2024 by the

written consent of all the shareholders entitled to vote in accordance with Section 407(2) of the Act.

This document must be signed by an authorized officer or agent:

Signed this 1st Day of May, 2024 by:

Signature	Title	Title if "Other" was selected
Andrew Magdy Kamal	President	

By selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify that to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

○ Decline   ◉ Accept

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

for

RIEMANN COMPUTING INC.

ID Number: 802160668

received by electronic transmission on   May 01, 2024   *, is hereby endorsed.*

Filed on   May 02, 2024   *, by the Administrator.*

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 2nd day of May, 2024.

Linda Clegg

Linda Clegg, Director
Corporations, Securities & Commercial Licensing Bureau




Starkcom Global's Cubesat
Provides Coverage
Provides Coverage
Uptime Kuma
ChirpStack
Data Management
Proxy
Data Management
WLAN Controller
Row Zero
Kadek UI
Subnet E
Subnet F
Subnet G
Mesh Compatibility
Data Management
LoRaWAN
Data Management
ASIN Router
Subnet A
Subnet B
Subnet C
Subnet D
TCP/IP
TCP/IP
TCP/IP
TCP/IP
Aruba 6000 24G Class4 PoE 4SFP 370W Switch
Aruba 6000 24G Class4 PoE 4SFP 370W Switch
Aruba 6000 24G Class4 PoE 4SFP 370W Switch
Aruba 6000 24G Class4 PoE 4SFP 370W Switch
SSH Protocol
MQTT Protocol
Open Peering
SMESH Network
Orange PI 3
Raspberry Pi
Arduino Nano ESP32
Stark Compute Module

If Commission rules require you to serve your pleading on other parties to the proceeding, you must serve them by mail or as otherwise specified by the rules. Filing a pleading through ICFS does not satisfy the service requirements.

Confirmation

Thank you for your submission. Please make a note of your confirmation number: IC2024002897

The following information was submitted with this Pleading:

Type of Pleading
COMMENT

Date
04/30/2024

Filer Information
Riemann Computing, Inc.
Stark Drones Corporation
801 W. Big Beaver Road Suite 300 - MB #038
Troy MI 48084
USA
2482388245
andrew@starkdrones.org

Contact Information
Riemann Computing, Inc.
Stark Drones Corporation
801 W. Big Beaver Road Suite 300 - MB #038
Troy MI 48084
USA
2482388245
andrew@starkdrones.org

Proceedings List

File Number	Call Sign	Applicant
DNC-NEW-20240318-00001		Stark Drones Corporation
ROA-NEW-20240318-00001		Stark Drones Corporation
ITC-214-20240318-00050		Stark Drones Corporation

Non-Confidential Attachment(s)

Date Uploaded	Description	File Name
04/30/2024	Section 5301 Response	section5301.txt

► Submit Another Non-docketed Pleading
► Return to ICFS



This is in relationship to the ROA application and the required supplement.

I have attached much of the background information, and you can
check Lara for some of the most recent updates. The ownership that
is well over almost 97% or higher (well past the standard line for a
majority shareholder) is owned directly by a natural US citizen, who
also has dual citizenship in other countries, but is a citizen of
the United States of America, having resided all of their life. All
sub entities of Riemann Computing Inc, formerly known as the Stark
Drones Corporation, that are outside of the US are controlled by
this almost fully domestically owned entity. Therefore, according to
the stock ownership and the formulated documents, there is no reason
to expect foreign interests or conflict of interests in the forming
of this application.

The articles, and many documents are attached through the comments
and pleadings.

As for international carrier, or data transmission goes, on a local,
non-carrier, or international or 214 statuses, an application in
regards to those requirements has already been pending. Even an
experimental authority from other offices is also pending.

Due to the nature of our technology, harmful interference that effect other transmissions within the US or for people in general are highly unlikely. Our IP extends the scope and range of other currently existing wireless telemetry protocols and signal frequencies that have already been approved, so on the scientific basis, we expect this not to be an issue.

As for international data transmission capabilities, we do hope to provide connectivity outside of the US. This is obvious in the UK, Canada and Mexico context, along with the Caribbeans. The ASIN we can create for IP blocks is still limited to a very small scope of countries, and there are other agencies we would than likely need to work with for outside cases.

Most of these agencies would already be part of the UN or not sanctioned by a trade network, as our core interests are aligned with sovereignty and being able to be accessible for various underprivileged areas. This can range from rural places like West Virginia, high rise buildings in Harlem, to tribal or isolated areas in Southeast Asia. The scope is broad. We aim to make the world a better place, not have our infrastructure used for censorship or violating any form of human liberty.

That said, if we start servicing outside of the US for what could be eventual horizontal scaling, we will most likely have WLAN, TCP/IP, Handshake, MQTT and various telemetry protocols supported alongside services like VOIP and other forms of voice over internet. Currently, our core focus is WLAN, basic internet, and being a data network rather than IoT, mobile and other scopes. All this can be summarized as a provider of connectivity, where most telemetry protocols are either under the spectrum range or not expected to

cause nearly as much EMF, signal interference, or radiation as what is out there. It is also worth noting that since we are LEO or below (mostly extremely low elevation), the launches are being done on a closer to a city, county or state basis rather than a country-by-country basis. Therefore, the scope of interference is very limited.

All launches will traditionally start by mostly being accomplished due to a relevant City Hall approval, and will at many times have designated dates, flyers, or certain allowed coordinates. Most launch territories will likely be done in approved to launch zones by a city, leased, granted or in some cases gifted on the potential of being able to offer cost efficient connectivity and economic growth in an area where affordable connectivity is being explored.

Best regards,

Andrew Magdy Kamal



Riemann Computing Inc.,

801 W. Big Beaver Road

Suite 300 - MB #038

Troy, MI, 48084

+1 248-238-8245

https://riecomp.com

Starkcom Global
The Affordable Web
A Truly Global Network
A third of the world doesn't have access to the internet. Starkcom Global wants to change that. Cost, heavy infrastructure, and accessibility are all barriers to entry. Now is the time for disruption.
Cost Efficiency
A third of the world is unconnected and we need to change that. They don't have access to life-changing literature, or the same type of infrastructure and resources other countries have.
Our electronics will be utilizing weatherproofed coatings.
We are integrating BitBadges into our supply chain, and registering CubeSats and eventual user accounts.
We are aiming to horizontally scale our production with remote labs throughout various parts of the world.
For our EPS Power Systems we want to use 3.0 Power flexible solar arrays or foldable "solar sticker" type solutions for our latest generation Cubesats.
Professional Experience
A Light Into Our Dark Dystopia
Manufacturing
We are building our next gen CubeSats to be minimal in pieces and parts, easy to build, modular and scalable in the manufacturing process. Our gateways are also being designed to be user adaptable and real-time oriented.
Gateways
Remote Monitoring
Join Our Team
Making the World More Connected
Starkcom Global

We are looking to receive a DNIC number and want authorization in regard to that. In relation to other necessary federal authorizations, these are subjective along with those in the private sector. Number assignment is part of the process, so in terms of number assignment we chose yes, and know that receiving a DNIC doesn't yet gives us the full authority to be an ISP, process private identifiable data or be any form of network provider given the other licenses or requirements that may need to follow.

The Stark Drones Corporation DBA Starkcom Global, wants to provide internet services nationally and internationally utilizing new forms of telemetry for the processing of WLAN, TCP/IP, LoRaWAN and various other protocols. To do this, it needs to obtain a DNIC number.

Starkcom also might need to obtain likely various different Form 601 assignments from the FCC, Earth-Satellite License(s), and various Broadcom provider as well as City Hall ordnances depending on where they want to provide ISP services.

Stark Drones already has obtained an ASIN number from the private sector in relation to assigning IP address blocks, software and architecture-wise. They are also in the middle of a SBIR Phase I proposal to the NSF, and they may solicit the National Telecommunications and Information Administration for national defense fliers along with filing for a DAG authorization depending on if it is needed, and vendorship/contract and security clearances are provided.

All of these off-course are contingent or "as is" (not guaranteed to be filed and dependent on the regulatory oversight and general councils), amongst everything Stark Drones might have to do from a regulatory requirement(s) regarding SEC, FTA, FAA, SBA, B-Corp (Private Sector), IRS, FINRA, Michigan LARA, International Telco

license(s) for specific countries, EPA, DOEE, and various ISO, SOC, or security regulatory requirements. USPTO and intellectual property fees, foreign filings, sub-entities (National and International), as well as private/public vendor and supplier credentials and registrations are also something Stark Drones may need to obtain in the future. HIPPA compliance, and various data transmission requirements are also being thought after and reviewed on a case-by-case basis.

Standards such as Chirp Spread, IEEE requirements, Open-Source Compliances and Custom Licenses (For Open-Source Managed Software), and potential InfraGard, Citizen Corps, NIST standards solicitations, (amongst others) may or may not be part of the solicitations, registrations, boards, submissions, disclosures, talks, conferences, or memberships that Stark Drones may seek in the future.

That are also various DBAs, licensing agreements, digital subscriptions, fault tolerance (backup plans), encryptions standards and methods, test beds, grant/crowdsourcing, U.S. GAAP and 409As, ETSI, 3GPP, Wi-Fi Alliance, World Economic Forum Telecom Transformation Mapping, Open Telemetry Alliances, Marine Corps, ECFR, data warehousing, software vendorship, and high frequency trading data procurement, genomics data procurement, and FDA regulations that Stark Drones may or may not solicit to in the future.

In terms of serving the public interest, the Stark Drones Corporation is essentially a holdings company with a primary core focus centered around disrupting telecom and infrastructure as industries. The DBA Starkcom Global is the CubeSat and ISP brand presentation of Stark Drones and is the network name/provider depending on contractual, regulatory, and launch needs.

Starkcom Global wants to provide internet to the unconnected, in an ethical, privacy-preserving, distributed, bibliographic, and organized manner that is cost effective. We aim to have $17,500 CubeSat launch methods (including profit margin) due to an Internet Balloon infrastructure, and various other things such as eventually having $500 high radius, low latency gateways and internet plans as low as $5/month competitive to $30 to $50 plans and without the need of telecom towers. Underwater Acoustics is also being explored. This information is provided "as is", and the fee schedule of-course as well as SOW is subjective depending on the needs and the data we can collect. Stark Drones also has a decent IP portfolio (Patent-wise) along with many past projects, prototypes, videos (establishing a brand), and focuses. Further social good outside of providing cost-effective internet to underserved communities and populations include urban development, low-cost healthcare, food scarcity, linguistic translations, truth advocacy, water harvesting, carbon capturing, renewability, citizen science, and STEM (amongst others).

The founder of Stark Drones has a prolific history research and workwise and currently works at a Fortune 500 company (within top 50 actually) as a DevSecOps engineer for his day job.



STARK DRONES CORPORATION

AUDITED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2023

Prepared Under Generally Accepted Accounting Principle

TABLE OF CONTENTS

Independent Auditor's Report 3

Balance Sheet 6

Income Statement 7

Changes in Equity Statement 8

Cash Flows Statement 9

Notes to the Financial Statements 10

Independent Auditors' Report

**To the Board of Directors and
Shareholders Stark Drones Corporation**

Report on the Financial Statements

Opinion

We have audited the accompanying balance sheet of Stark Drones Corporation "The Company" as of December 31st 2023, and the related statements of incomes and expenditures and the notes to the financial statements for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of The Company as of [at] December 31st 2023, and the results of its operations for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the Organization's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in United States of America will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken based on these financial statements.

As part of an audit, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

- Identified and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control.

- Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Concluded on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in

internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.



Drenchko Stephanie, CPA
01/18/2023

Drenchko Stephanie, CPA
License #: 098780
Drenchkostephanie@zerotograce.org
+1(949)354-4109
9 Knollwood DrBallston, NY

Independent Accountant
Dated: January 18th, 2024

Stark Drones Corporation

Balance Sheet

As of December 31, 2023

In US Dollars

	Notes	2023	2022
Assets			
Current Assets			
Cash and Bank Balances		40,234	18,500
Total Current Assets		**40,234**	**18,500**
Non-Current Assets			
Intangible assets			
Intellectual Property and Proprietary Software		-	-
Tangible assets			
Miners and Various Computing Equipment	7	23,737	-
Drone Parts	7a	3,200	25,434
Total Non-Current Assets		**26,937**	**25,434**
Total Assets		**67,171**	**43,934**
Liabilities and Equity			
Current Liabilities			
Short term liabilities		-	-
Total Current Liabilities		**-**	**-**
Long Term Liabilities			
Other liabilities		110,000	85,000
Total Long Term Liabilities		**110,000**	**85,000**
Total Liabilities		**110,000**	**85,000**
Equity			
Capital	8	167,931	82,825
Retained Earnings	9	(210,760)	(123,891)
Total Equity		**(42,829)**	**(41,066)**
Total Liabilities and Owner's Equity		**67,171**	**43,934**

Chief Executive Officer

See independent accountant's audit report and accompanying notes to financial statements.

Stark Drones Corporation

Income Statement

For the year ending December 31, 2023

In US Dollars

	Notes	2023	2022
Sales		-	-
Less: Cost of Goods Sold		-	-
Gross Profit		-	-
Operating Expenses			
General & Administrative Expenses	4	78,902	28,191
Selling & Marketing Expenses	5	7,967	5,691
Total Operating and Administrative Expenses		**86,869**	**33,882**
Operating Profit		(86,869)	(33,882)
Interest		-	-
Income Before Taxes			
Taxes		-	-
Net Income		**(86,869)**	**(33,882)**

Chief Executive Officer

See independent accountant's audit report and accompanying notes to financial statements.

Stark Drones Corporation

Statement of Change in Equity

As of December 31, 2023

In US Dollars

PARTICULARS	Capital	Retained Earnings	Total
Balance as of January 01, 2023	82,825	-	82,825
The Company has 38,972,728 shares of Outstanding Stock	-	-	-
Founder Invested Capital	55,865	-	55,865
Issued Share Capital During the Year (53,166 Shares @ $0.55 Per Share)	29,241	-	29,241
Retained Earnings	-	(210,760)	(210,760)
Balance as of December 31, 2023	167,931	(210,760)	**(42,829)**

PARTICULARS	Capital	Retained Earnings	Total
Balance as of January 01, 2022	22,034	-	22,034
The Company has 3,000,000 shares of outstanding stock	-	-	-
Founder Invested Capital	60,791	-	60,791
Retained Earnings	-	(123,891)	(123,891)
Balance as of December 31, 2022	82,825	(123,891)	**(41,066)**

Chief Executive Officer

See independent accountant's audit report and accompanying notes to financial statements.

Stark Drones Corporation

Cash Flow Statement

For the year ending December 31, 2023

In US Dollars

	2023	2022
CASH GENERATED FROM OPERATING ACTIVITIES		
Profit before tax	(86,869)	(33,882)
Adjustement for non-cash items - Depreciation/Amortization	1,697	-
Financial Charges	-	-
Operating Profit before working capital changes	**(85,172)**	**(33,882)**
Working Capital Changes		
Increase/ Decrease in current assets	-	-
Increase / Decrease in current liabilities	-	-
Cash Generated from Operation	**-**	**-**
Less: Financial Charges	-	-
Less: Income Tax Paid	-	-
Net Cash Generated from Operating Activities (A)	**(85,172)**	**(33,882)**
CASH FLOW FROM INVESTING ACTIVITIES		
Fixed Assets (Acquired)/Disposed	(3,200)	(10,434)
Intengibale Assets (Acquired)/Disposed	-	-
Net Cash Flow from Investing Activities (B)	**(3,200)**	**(10,434)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from short term Loan	25,000	1,000
Funds invested by Owner	85,106	60,791
Net Cash Flow from Financing Activites (C)	**110,106**	**61,791**
Net Cash Flow from All Activities (A+B+C)		
Add: Opening Cash & Cash Equivalents	18,500	1,025
Closing Cash and Cash Equivalents	**40,234**	**18,500**

Chief Executive Officer

See independent accountant's audit report and accompanying notes to financial statements.

Stark Drones Corporation

Notes to the Financial Statements

In US Dollars

These notes form an integral part of the financial statements.

1. LEGAL STATUS AND NATURE OF BUSINESS

Stark Drones Corporation is an emerging company that participates in sensory networks, UART communications, and aviation design concepts. We are planning to build one of the most efficient aeronautical vehicles ever created to bring a new age to space exploration and transportation.

2. STATEMENT OF COMPLIANCE

The accompanying Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

3. BASIS OF MEASUREMENT

These financial statements have been prepared under the historical cost convention. In this financial statement, all transactions have been accounted for on accrual basis.

4. JUDGMENT, ESTIMATES AND ASSUMPTIONS

The preparation of financial statements is in conformity with approved accounting standards which require management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and related assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. The estimates and related assumptions are reviewed on an ongoing basis. Accounting estimates are revised in the period in which such revisions are made and in any future periods affected.

Significant management estimates in these financial statements relate to the useful life of property, plant and equipment, provisions and doubtful receivables. However, the management believes that the change in outcome of estimates would not have a material effect on the amounts disclosed in the financial statements.

Judgment made by management in the application of approved standards that have significant effect on the financial statements and estimates with a risk of material adjustment in subsequent year are as follows:

Notes to the Financial Statements

For the year ending December 31, 2023

In US Dollars

4.1   Depreciation method, rates and useful lives of property, plant and equipment

The management of the Company reassesses useful lives, depreciation method, and rates for each item of property, plan: and equipment annual by considering expected pattern of economic benefits that the Company expects to derive from those items.

4.2   Provisions

Provisions are based on best estimate of the expenditure required to settle the present obligation at the reporting date, that is, the amount that the Company would rationally pay to settle the obligation at the   reporting date or to transfer it to a third party.

4.3   Impairment

The carrying amounts of the Company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment loss. If any such indication exists, recoverable amount is estimated in order to determine the extent of the impairment loss, if any. Impairment loss is recorded on judgmental basis, for which provision may differ in the future years based on the actual expense.

5.   FUNCTIONAL AND PRESENTATION CURRENCY

These financial statements are prepared in United States Dollars which is the Business' functional currency.

6.   SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparation of these financial statements are set out below. These policies have been consistently applied to all years prescribed, unless otherwise stated.

6.1   Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of cash flow statement, cash and cash equivalents comprise cash in hand and cash with banks in current and saving accounts.

6.2   Property and equipment

Property and equipment are initially recognized at acquisition cost including any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by the management. Subsequently, property and equipment are stated at cost less accumulated depreciation and any identified impairment losses. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the companies and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to income statement during the year in which they are incurred.

Depreciation is charged to income statement on reducing balance method by applying the depreciation rates so as to write off the depreciable amount of assets over their estimated useful lives. Depreciation on additions is charged from the month the asset is available for use, while no depreciation is charged in the month in which the asset is disposed oof.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and carrying amount of the asset) is included in the income statement in the year the asset is derecognized.

6.3   Intangible asset

An intangible asset is an identifiable non-monetary asset without physical substance. An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the companies and that the cost of such asset can also be measured reliably. Cost of the intangible asset includes purchase cost and directly attributable expenses incidental to bring the asset for its intended use.

Costs associated with maintaining computer software are recognized as an expense as and when incurred.

Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses, if any. Amortization is charged over the estimated useful life of the asset on a systematic basis by applying the reducing balance method from the month when such asset is available for use.

6.4   Subsequent Events

Management has evaluated subsequent events for recognition and disclosure in the financial

In US Dollars

statements through December 31th 2023, which is the date the financial statements were available to be issued. Through December 31th 2023, no subsequent events required recognition or disclosure in the financial statements.

6.5 Taxation

The Company has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The Company is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial position date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no penalties or interest paid during the years 2022.

6.6 Provisions

A provision is recognized when, and only when, the companies have a present obligation (legal or constructive) as a result of past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

6.7 Use of estimates

The preparation of financial statements requires the certain critical accounting estimates. It also requires the management to exercise its judgment in the process of applying the Company’s accounting policies. Estimates and judgments are continually evaluated and are based on historical experience, including expectation of future events that are believed to be reasonable under the circumstances. The areas where various assumptions and estimates are significant to the Company’s financial statements or where judgments were exercised in application of accounting policies are below:

- Operating fixed assets – tangible or intangible

- Loans and advances – net

6.8 Advances, deposits and other receivables

Advances, deposits and other receivables are carried at original cost less an estimate made for doubtful debts based on a review of all outstanding amounts at the year end. Bad debts are written off, when identified.

Notes to the Financial Statements

For the year ending December 31, 2023

In US Dollars

6.9   Accrued and Other Liabilities

These are recognized using the trade date accounting and are measured initially at cost.

7.   Miners and Various Computing Equipment
7a. Drone Parts

	2023	2022
Opening Balance	25,434	15,000
Addition during the year		
Miners and Various Computing Equipment	-	10,434
Drone Parts	3,200	
Less: Depreciation	(1,697)	-
Total	**26,937**	**25,434**

8.   Capital

	2023	2022
The Company has 38,972,728 shares of Outstanding Stock	-	-
Founder Invested Capital	138,690	82,825
Issued Share Capital During the Year (53,166 Shares @ $0.55 Per Share)	29,241	-
Total	**167,931**	**82,825**

9.   Retained Earnings

	2023	2022
Opening Balance	(123,891)	(90,009)
Profit and Loss during the period	(86,869)	(33,882)
Total	**(210,760)**	**(123,891)**

Stark Drones Corporation

Notes to the Financial Statements

For the year ending December 31, 2022

In US Dollars

10. General & Administrative Expenses

	2023	2022
Software and Website	27,432	12,924
Legal and Professional Services	21,630	1,675
Outsource Services	11,845	6,654
Postage and Courier	202	305
Operating Supplies	5,296	799
Algorithmic Testing	-	1,000
Rent	1,719	-
Production	1,971	-
Travel	4,234	
Telephone	72	-
Intellectual Property	149	-
Philantrophy	2,438	-
Depreciation	1,697	
Misc. Office Expenses	217	4,834
Total	**78,902**	**28,191**

11. Selling & Marketing Expenses

	2023	2022
Advertising and Marketing	7,967	5,691
Total	**7,967**	**5,691**

12. General

The year represents the whole year, as at December 31st 2023.





State of Business

End of 2023

None of what is mentioned in this deck is investment or financial advice. Information is provided "as-is". Some of the technologies seen here are undergoing various stages of R&D and serious development.

CubeSats

The future is now.





CubeSats

The future is now.



- Stark Drones has created the Starkcom Global brand which is its CubeSat launch services that does Internet Balloon launches as a service.

- This service does launches for as little as $17,500 per CubeSat in comparison to $350k to $2.8M industrial satellite launches as a cost-efficient alternative to provide connectivity to rural communities.

- More information is available at the Starkcom website via https://starkcom.io

Stark Compute Modules

Rethinking computation.



Stark Compute Modules

Rethinking computation.

- Embedded IoT devices for the 21st century.

- Acts as a gateway for Starkcom Global CubeSat launches.

- Signal Computing as a service for industrial manufacturing, smart grid infrastructure, smart lightning, energy management and other usecases.

- Various built-in components that are programmable with ChirpStack and top tier open-source messaging protocols and IoT dashboards.

Stark Drones IoT Offerings

Portable IoT solutions for the modern world.



Stark Drones IoT Offerings

Portable IoT solutions for the modern world.

- Small devices built with off the shelve components and programmed with various algorithms for efficient energy management, waste management, and battery monitoring solutions.

- Cost effective and portable, scalable and built for citizen science or social good initiatives.

- Targeted towards third world countries and territories that need top tier embedded IoT solutions at a secondary tier price.

Stark Drones Aquatic Wireless Networks

Cleaning contamination in our waters.



Stark Drones Aquatic Wireless Networks

Cleaning contamination in our waters.

- Embedded IoT solutions and underwater wireless networks and sensors for real time toxin detection networks.

- Our own wireless networks that utilizes acoustics and proprietary techniques for underwater connectivity.

- Remote control and semi to eventually fully autonomous deployment of mineral offloading for carbon capturing in the oceans and oceanic cleanup.

Stark Drones Water Harvesting

Eventual "Water from Air" Harvesting Solutions



Stark Drones Water Harvesting

Eventual "Water from Air" Harvesting Solutions

- Reverse HVAC and solar technologies to provide clean drinking water by harnessing the power of the sun in drought-driven areas or places without clean drinking water.

- Devices that are nearly half the size of a vehicle can be built in extremely hot regions, and harvest water from solar energy.

- Reverse HVAC technology exists, and a prototype is in progress. Testing is limited around weather cycles because of our location in Michigan, but promising temperature changes have happened in the radiator. (Data is limited).

Stark Drones
Firefighting Drones
Forest fires need to be contained.



Stark Drones
Firefighting Drones

Forest fires need to be contained.

- A developmental WIP (Work in Progress). As of (End of Q4 2023) the drone frame has been built and most of the core electronics has been purchased.

- The idea is for autonomous and semi-autonomous drones releasing dry chemical solution with water becoming foam across a large forest fire or for drones that drop fire deterrent blankets across buildings before the fire starts.

Stark Drones CAES Batteries

Compressed air battery systems.



Stark Drones CAES Batteries

Compressed air battery systems.

- 1/7th the price of comparable Lithium Ion batteries for premium quality compressed air energy storage enclosed batteries.

- Can be charged in as little as 15 seconds time with an air compressor.

- Great for power tools and with devices that have as much as likely 10000 charge cycles or more before mechanical wear (testing to be done).

Stark Drones
Dashboards

Realtime dashboards for monitoring.



Stark Drones Dashboards

Realtime dashboards for monitoring.

- Being built to monitor real-time data through various methods including ChirpStack and various IOT dashboard offerings.

- Under preliminary beta-testing and should be near ready for mass deployment.

Stark Drones Grids

Distributed P2P Systems and Networks



Stark Drones Grids

Distributed P2P Systems and Networks

- Stark Drones have built various models of peers and gateways and have undergone various forms of testing.

- We want to offer massive P2P data syndication for manufacturing, healthcare and various other usecases.

- Our models for data transmission aim to be different than what is out there or more affordable for the average consumer.

Stark Drones
Internet Balloons

The Future of Citywide Telemetry





Stark Drones Internet Balloons

The Future of Citywide Telemetry

- Setting ourselves up as an easy to deploy method for WLAN connectivity or citywide telemetry needs such as LoRaWAN®.

- Being built to carry Stark Drones CubeSats via Aerostat and eventually connect to compute modules/gatways.

- Aim to be a fully competitively priced deployment method and part of the Starkcom Global brand.

- Ready to undergo beta-testing in applicable cities and high-rise commercial buildings.

Stark Drones Communication Channels

The Future of Socialization



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Stark Drones Communication Channels

The Future of Socialization



- MVP has been built through the previously existing Starthub Messenger application.

- Aims to undergo a closed and reserved, limited beta before rollout.

- Still a few bugs to be investigated, but this is pre-beta.

- Aims to be a social networking hub and application for everything from learning to shopping, to actually job searching or meeting up in groups.

- Being built with privacy-preservation in mind.

Stark Drones
Advocacy

Getting Our Message Across



Stark Drones Advocacy

Getting Our Message Across

- The Stark Drones founder attends or speaks at multiple events in order to bring awareness to Stark Drones and its core technologies.

- Our YouTube channel have already received a Silver Play button last year, and has over 178k+ subscribers.

- We aim to start having brand ambassadors and technological evangelist going into next year with potential new program rollouts.

Stark Drones Electric Flying Vehicles

The Future of Transport





Stark Drones Electric Flying Vehicles

The Future of Transport

- This has been a concept since the starting of Stark Drones along with various VTOL concepts and other aeronautical concepts.

- Funding is limited in this front, but we have various designs in mind.



Stark Drones SPUAVs

The Future of Sustainable Rocketry



Stark Drones SPUAVs

The Future of Sustainable Rocketry

- SPUAVs stand for Steam-powered Unmanned Aerial Vehicles.

- In concept mode right now, with the Stark Drones Space Plane v1 having already started its build.

- Could roll out to beta if funding and contracts were available.

- A FAA flyer or testing location is needed for our current "in progress" prototype.

Stark Drones
Remote Labs

The Future of Lab Spaces



Stark Drones Remote Labs

The Future of Lab Spaces

- We have various concepts in place and are already seeking out funding as well as city ordinance approval for potential lab spaces.

- This could take a while, and a lab space is one of the main reasons Stark Drones has sought after equity crowdfunding.

Algorithmic Competition Offerings

The Future of Crowdsourcing



Algorithmic Competition Offerings

The Future of Crowdsourcing

- The website algocoin.io has already been built.

- An MVP is being developed and is a work in progress.

- We are getting ready to offer some of our first offerings.

- We have tested crowdsourced innovation before through various websites, repos and phases.

Scalable Software Offerings

The Future of the Web







LonScript
StarkDrones
ANTLR PARSING
MULTI-STATE MACHINERY
SCIENTIFIC COMPUTING
EXTREMELY LIGHTWEIGHT
WE ARE THE LANGUAGE OF PHYSICIST
MISSION FOR A QUBIT INTERPRETATIVE LANGUAGE
WANTING TO BECOME THE RESEARCHER'S LANGUAGE
SUPPORT DECENTRALIZATION
SUPPORT MATHEMATICAL AND COMPUTATIONAL SCIENCES
IN PARTNERSHIP WITH LONERO THROUGH THE LONERO OPERATING SYSTEM
StarkDrones

DIGITALCPR VC

Scalable Software Offerings

The Future of the Web

- DigitalCPR.vc has already been built as a website and legal registry was setup a while ago.

- Many software offerings exist including bitbadges.org, and the development of LonScript, Stark Maps, Starkchain, and many others.

The City of Tomorrow

The city of tomorrow is the city of today.



Disclaimer

- As mentioned, none of this is investment advice, nor solicitation for an investment.
- Information is provided "as is".
- Please do your own research.